U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________

FORM 10/A-7

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

________________________

AVT, INC.
(Exact name of small business issuer in its charter)

Nevada (State or jurisdiction of Incorporation or organization)	11-3828743 (I.R.S. Employer Identification No.)

341 Bonnie Circle, Suite 102, Corona, CA 92880 (Address of Principle Executive Offices)	92880 (Zip Code)

Registrant’s telephone number including area code: (951) 737-1057

Securities to be registered under Section 12(b) of the Act:

Title of each class To be so registered	Name of exchange on which each class is to be registered

None	N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock, $0.001 par value (Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if smaller reporting company)	Smaller reporting company [X]

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Part I

Item 1.                      Business

THE COMPANY

AVT, Inc. is a public company.  Our common stock is quoted on the Pink Sheets in the over-the-counter market.

Our primary focus is on the design and manufacture of vending and product dispensing systems which utilize an inventive approach on development, integration of technology and advertising media.  AVT’s designs are innovative in that our systems exploit the use of an integrated PCs, having internet connectivity among a variety of other components that work in concert with the PC such as, printers, credit card readers, wireless devices, RF modules and just about any peripheral that is capable of connecting to a PC.  As a design manufacture, creator of specialty application software and integrator of technology, our products define the cutting edge of the vending and dispensing industry and position us as a leader and industry innovator.

We are also a vending operator having approximately 1,000 vending systems throughout the Los Angeles, Orange and Riverside, California counties.  It is our vending operation experience over the past years that adds to the distinctive advantage and overall success as a manufacture and leader of technology based vending products. Our executive offices, engineering and manufacturing facility and warehouse are located at 341 Bonnie Circle, Suite 102, Corona, CA 92880.  Our telephone number is (951) 737-1057.

We also own and operate a Mexican fast food restaurant, known as AC Mexican Food, Inc. dba, Jalapenos.  The restaurant is located in a food court of a retail mall at 20532 El Toro Road, #112, Mission Viejo, CA 92692.  The restaurant is a typical Mexican fast food restaurant that operates from mid morning through late evening with the majority of  its business being  lunch and dinner patrons.

We were originally incorporated under the laws of the State of Delaware on February 25, 1969 as Infodex, Incorporated.  In October, 2005, we acquired Automated Vending Technologies, Inc., a Nevada corporation and began focusing our business on vending operations. In December, 2006 we merged our operating wholly owned subsidiary into the parent company and in January of 2008, we changed our state of domicile to the State of Nevada and renamed the company to “AVT, Inc.”  We operate in the State of California as “AVT Vending, Inc.”

We have received a going concern opinion from our auditors.

THE BUSINESS

AVT, Inc. is an innovative developer, manufacturer and vending operator of technology based vending and product dispensing solutions and equipment that utilize specifically developed patent pending application software developed at and by AVT's software team.  We currently employ a workforce of approximately 40 people and services approximately 300 commercial and government vending accounts in Southern California.  We design our systems to utilize our patent pending technologies and AVT developed application software to drive our vending innovations which are in various stages of development and deployment.  AVT’s technology staff ranges from electrical and mechanical engineers to software developers, programmers and IT specialists thereby enabling us to design and control all aspects of our unique products while keeping the “edge” on all of our developed products.

Our business currently focuses on the following:

•
Design, development and manufacturing of the RAM 4000 vending machine, a refrigerated beverage/snack combination vending machine containing more sophisticated technology then our competitors and offered at competitive pricing.

•
Design, development and manufacturing of the RAM 5000 vending machine, a high capacity non-refrigerated snack/chip/pastry combination vending machine containing more sophisticated technology then our competitors and offered at competitive pricing.

•
Design, development and manufacturing an attractive, built-in, secure access vending cabinet for hotels that do not have on-site food service. Our AEM™ cabinet incorporates patent pending touch-screen to vend or TSV™ which replaces both stand-alone machines and in-room locked mini-fridges while providing controlled access and a range of direct customer billing options.

•
AVT has developed a variety of customized ‘high end” PC based product dispensing systems designed to meet the needs of customers looking to dispense specific products or branded products.  Most of these customized products utilize application software developed by AVT’s software team to give the unique intuitive operation expected by the customer.

•
Many of our custom dispensing systems are derivatives of the AVT RAM 4000 or 5000 base housing having touch screens, front panels and vinyl wrapped housings which are unique or customized to end customer’s needs for dispensing “branded” products.  For additional attention or attraction, many of the system include large color  digital signage.  These systems allow a variety of AVT designed technologies to be integrated into the system to meet specific customer needs for a custom dispensing system.  Our current high end product dispensing includes the Ivend, 24Hr. Vend Mart, and Tech-Store.

•
We developed Patent-Pending, affordable software called VMS™ (Vending Management System).VMS™ is application software that enables AVT designed and manufactured vending and product dispensing systems to be  remotely managed by the vending owners/operators allowing them to receive real time information via the Internet.  Our VMS™  software also  allows for the reporting of cashless payments when the system is equipped with credit card accepting hardware.  Together  (VMS™ software and Credit Card reader) enabling patrons to use credit card or membership card for completing vending transactions.

•
We have developed and maintain an application software product for digital signage called AVTI Media™.  This application program is in effect a PC media player which is capable of playing all varieties of advertisements specifically designed to be played on PCs which are an integrated into and a part of our dispensing systems offered for sale.  Software designed a ads which are played by the integrated PC. The advertisements displayed on  highly visible, LCD displays for viewing by the general public.  ,  The LCD video panels which are also integrated into our vending systems)  are now create a new opportunity for advertisers to reach consumers in a captive setting while generating additional revenue from the sale of software based advertisements.

•
TSV (Touch Screen Vending) is our primary flagship application software product.  Designed and development by AVT’s software staff several years ago, it is like most of today’s application software, constantly maintained and in continuous refinement, support and development to remain compatible with and competitive with the ever changing PCs environment.  Our TSV software product is the primary foundation for ALL of AVT’s touch screen based systems like the RAM 4000 and RAM 5000 to name a few.  This application software is modular by design allowing extreme flexibly by our customers allowing them to have a product that is capable providing the system owner a specific “look and Feel” coupled with dispensing their own specific products via the customizable GUI interface.

•
Custom Application Software has become one of our principal products and source of revenue generation as well as becoming tangible assets of AVT, Inc.  Many of our customers will request a specific sequence of touch screen based pages that allow a user to intuitively navigate through a complete transaction.  These screens are defined as the customers “story board” and are in many cases the foundation of a customized sales of our product dispensing systems as it provides our customer with the means of having a low cost method to brand, expand and market their product.  All of our customized software projects use a blend of other AVT’s developed software IP (intellectual Property) products to complete the project.  In example, our software team will create a custom .dll (Direct Library Link) that will interface with or use parts of AVT’s TSV or AVTi Media modules (or other) thereby creating a custom software product that is then licensed to the customer buying our dispensing systems.  Each system AVT shops will include a paid licensee for use of the TSV, AVTI Media or other as needed.

Our goal is to be the leader in technology based vending and product dispensing solutions that are reflective of today’s “got to have it now” consumers. Serving international vending owners and operators whose desire is to have a better experience with vending equipment. We strive to grow our business by developing superior customer solutions, adapting new technologies, and pursuing appropriate mergers and acquisitions.  Our growth is dependant upon the development of new technology, the incorporation of advertisement on the vending machines, the sales of our RAM 4000 and RAM 5000 systems, the introduction of the next generation Product Dispensing Centers, and the development of   revolutionary vending technologies.

Vending History

Vending machines had been introduced to Americans over 70 years earlier by Thomas Adams, who installed them on New York City's elevated train platforms to sell his Chicklets gum. After World War II the vending industry grew twice as fast as the gross national product, driven by three primary factors: rising labor costs made machines an attractive alternative to human laborers; technological advances in food preservation and dispensing equipment permitted service of hot meals, sandwiches, coffee, and soft drinks; and technological advances were made in money-changing equipment. Vendors targeted "captive" markets in factories, offices, schools, and other institutions--a huge market with plenty of potential for growth and competition. The vending industry had achieved $2.5 billion in annual sales by 1960, and with statistics showing that Americans ate one in four meals away from home, vendors and stockbrokers foresaw a fine future for vending.

The Market

The vending industry is a $42 billion domestic market as reported by The Vending Times Census of the Industry 2004.  This figure represents the revenues generated by vending owners/operators and excludes office coffee and manual food service.  Manual food service represents an additional $10 billion in annual demand for convenience food.  Vended Food Products, which include refrigerated, frozen, can/bowl pack, and other meal items represents a $3.1 billion segment. While data on vended frozen foods is not stated specifically, industry sources including Vending Times and The Automatic Merchandiser Magazine concur that frozen food is a growth category while fresh foods are declining. Frozen food machines include ice cream machines as well as frozen entree machines that require an adjacent microwave oven to heat the item.

According to the Vending Times, there are an estimated 1.4 million vending locations throughout the United  States situated in manufacturing plants, factories, offices, government buildings, schools, colleges, hospitals and other public locations. These are served by approximately 9,000 vending operators.  In addition, there are approximately 52,000 hotels in the United States and 300,000 worldwide according to the American Hotel & Lodging Association (www.ahma.com). There are approximately 6,000 business-oriented hotels with more than 150 rooms, and approximately 14,000 hotels with 75 to 150 rooms. The growth rate for the overall vending market is 5% annually.

Our Products and Services

We have a family of products which are geared towards improving the experience of consumers, establishments, and operators in the convenience food, digital signage and product dispensing industry.

Our current line of products and services are described below.

Automated Express Market

 We have developed and created our Automated Express Market (AEM™) system which is Controlled Access Cabinet system. These custom built wood and steel based cabinets are PC based and designated for use in specialized locations such as hotels, Inns, c-stores, malls and retail stores that are limited in the ability to effectively sell and market food, convenience items or higher priced items which are subject to pilfering. The cabinets can be merchandised to dispense more than seventy-two selections including snacks, hot meals, ice cream, alcoholic and non-alcoholic beverages as well as personal amenities such as sunscreen, toothpaste, and brushes.  They can also be configured for high ticket items such as cell phones, digital cameras mp3 players personal electronic devise and more. The AEM™ system gives the hotel’s customers the convenience of billing directly to their room through touch screen pin technology so they do not have to carry cash or coin to make purchases. The system automatically posts the charge to the guest’s account by utilizing touch screen vending (TSV™) and multi-payment capabilities. AEM™ cabinets have multiple payment options built in that include touch screen payment technology, credit/debit acceptors and smart card readers.   We are currently exploring opportunities with many limited service hotel chains in the U.S., a market that totals more than 50,000 establishments as well as c-stores and retail stores and shopping malls.

Media Advertising

 We have developed a software product called AVTi Media™ which allows for an advertising medium (player) to be added to virtually any of AVT designed systems including AEM™ cabinets and all four next generation vending and product dispensing systems.  By incorporating AVTI Media, we allow the consumer to view the media, advertising or hotel messaging while they make their selections.  AVTi Media can generate advertising revenue for owners and operators in many settings such as conference rooms, hotel lobbies, airport terminals, restaurants, car rental outlets and surgery center waiting rooms.  By having vending machines in prominent locations within major companies, the vending operator “owns” the valuable space that can be used to generate advertising revenue through the Digital TV Message Board or (DTVMB) technology.  Our Vending Management System software allows for the management of machine inventory, repairs, collections and advertising through remote access. VMS™ enables owner/operators to reduce costs and increase profits by enabling real time access to inventory levels, system status, machine service and daily receivables with little to no machine down time.

Vending Management System™ (VMS)

 Our VMS systems is another AVT developed software product that allows us to remotely view  information for each machine to help plan for daily replenishment, sales statistics and alerts of systems malfunctions to operators as well as defect history for each machine by means of software error log files. This technology increases operational efficiency of vending operations and helps to prevent inventory shrinkage and skimming, both major control issues in the vending industry. A key differentiator relative to the offerings of other established players in the vending machine management space is that our VMS solution works via a DSL line cellular modem or Internet Wi-Fi and be substantially less expensive to own and operate than competing systems who do not use the internet for bi-directional transmission of vending system data.

Vend Sensing System (VSS)

 We have developed and have a patent pending on our VSS product to provide a surefire solution for detecting all vended items.  The VSS was developed specifically to detect that a vending type of product has dropped from one of the dispensing columns directly above the sensing system and has fallen into the customer delivery bin at the base of the vending system.

The VSS is coupled directly with the vending system control electronics in such that the VSS circuitry is disabled until the vending system control electronics has received payment.  Once payment has been received and the vending system starts the dispensing process, the control electronics enables the VSS circuitry to detect product which has been dispensed and has dropped into the delivery bin below.  During this sensing period, the VSS circuitry is only enabled for the empirical time period it takes to detect any one of the vendible products to fall into the delivery bin.

During the sensing period of time, the VSS circuitry uses an auto-calibrated ultrasonic beam to detect if an object of just about any size, form or shape (designed for detection of any object that can be vended) has fallen into the detectable space of the customer product delivery bin.  If an object (vended product) enters the detectable vending space, the VSS circuitry detects the object and in turn sends a “detected” signal to the Control Electronics.  If the VSS circuitry does not detect an object has entered the customer delivery bin space within the allotted empirical time frame, the VSS circuitry returns a command signal to the control electronics that a “no vend object detected”.  It is the control electronics responsibility to determine the next appropriate action to take.

This invention for product detection provides many distinct and exciting advantages over conventional detection.  First and foremost, the VSS is calibrated to “look” across the entire cross-sectional area of the delivery bin.  This is a primary advantage over the conventional light beam detection method.  The detection system is compatible in cost to that of traditional vending detection systems.  The “self calibration mode allows the system to be able to retrofit into other vending systems with minimal modification needed.

Vending Machine Manufacturing, Sales and Placements

 We currently manufacture next generation refrigerated and high capacity snack machines as well as standard and customized product dispensing systems. These machines have been designed to meet or exceed our specific performance specifications and give us the ability to minimize costs traditionally associated with purchasing new equipment.  The manufacturing of our own equipment also allows us to incorporate our technology into the systems during at the time of production reducing the costs associated with retrofitting units. We sell these systems directly to distributors, vending operators and end users located primarily throughout the United States, Canada and Mexico. We believe that we are currently the only manufacturing entity with this capability in the vending industry, giving us a tremendous lead and advantage over our competition.

The major competitive advantages of AVT’s next generation machines is they all have the capability of being configured with an integrated PC.  The integrated PC allows for a variety of additional functions which include but are not limited to, cashless vending, remote sales management and media advertising for creating additional revenue through the sale and display of advertising play loops.  The feature of playing multiple looping advertisements yields the possibility of adding additional stream of revenue which may exceed that of the sales of vended product.  Another significant advantage is the  ability to plug into a standard 120 VAC household power outlet. As an operator, AVT’s experience is that the unit price of a machine and sometimes the required 220VAC circuits for the units represent major constraints to growth of a vending company.  Our next generation machines will cut machine acquisition cost by greater than 50% and eliminate expensive power outlet upgrades for establishments and operators increasing placement and sales opportunities.  Through the design and manufacturing of vending and product dispensing systems using new technologies, we have become a vendor of equipment for the entire gamete of food and high priced consumer electronics and dispensed items. With capabilities to produce machines that are far less expensive, less power demanding and having multi-pay options other than the traditional market standard, we have the opportunity to grow the mainstream as well as specialty segment of vending machine manufacturing and operations to become a major equipment provider to other distributors, all without a heavy capital investment.

BUSINESS STRATEGY

Manufacturing Capabilities

AVT is a full service developer and manufacture of highly integrated vending and product dispensing systems.  Over the past several years, AVT has assembled an integral team of experienced engineers and qualified technicians and software programmers to develop technology based solutions comprised of original and inventive technology and integrating this technology into a line of sophisticated self service products.  At the heart of our business is our engineering, manufacturing and creation of inventive and functional application software for use on AVT designed and manufactured systems.

Design:  AVT employs a complete design team.  Our engineers use creative tools such as “Solid Works” to develop and generate CAD drawings used by our local manufacturing partners as well as our OEM manufacture in China to produce our state of the art vending systems components which are shipped to our 30 thousand square foot facility in Corona, California for integration, assembly, final testing and deployment.
A multitude of electrical and software tools are also used to create AVT’s proprietary control boards, sensors, and firmware used by all AVT branded product.

Software Development:  We also employ a complete software design and development team.  Our software products are a key factor to the success, functional operation and financial position of the company.  As AVT owned IP, once developed, our software products are sold as a licensed part of every system AVT sells that has been integrated with an optional PC.  We design our software products using today’s state of the art high level programming environments which produce effective and efficient software programs that are highly flexibly and user friendly while maintaining the elevated degree of complexity and inventiveness that yield a superior and competitive product.

PRODUCTS

The RAM4000 Vending Machine

Our RAM4000 is a refrigerated vending system..  This is a refrigerated snack/beverage combo machine that uses all of our current technology to vend 4 rows of food, beverage, snack and candy or any combination thereof .  The RAM4000 is ideal for smaller populated vending accounts, OCS locations and the school segment.  The RAM400 uses our optional Multi-Pay system allows the machine to accept Cash, ATM, and Credit Cards.  The system also accepts AVT’s optional AVTi Media product and VSS product drop detection system.

The RAM5000 Vending Machine

Our RAM5000 machine is our answer to the industry’s need for a higher capacity non refrigerated snack machine which utilizes all of our current technology.  The RAM5000 vends 5 rows of non-refrigerated snack and candy or any combination thereof. RAM5000 is ideal for smaller populated vending accounts needing a high capacity vending machine, OCS locations and the school segment. Like the RAM4000, the RAM5000 uses our optional Multi-Pay system allows the machine to accept Cash, ATM, and Credit Cards.  The system also accepts AVT’s optional AVTi Media product and VSS product drop detection system.

Kiosk Systems

In addition to our vending machines, we have incorporated a line of computer and technology based kiosk systems.  These kiosks will be deployed in conjunction with our line of RAM vending systems as well as being sold as self service or control center kiosks systems.  All kiosks have the ability to be fitted with digital signage which runs our media software products to be come a part of AVTi Media Network.

AVTi Media

AVTi Media is an advertising medium option available basically all AVT products including our next generation vending RAM 4000/5000 vending systems.  AVTi Media displays media, advertising, or hotel messaging on video screens located on the vending machine or product dispensing systems..  Consumers may view the media while they make their selections at the vending machine.  AVTi Media can generate advertising revenue for owners and operators in many settings. Our target market are surgery centers, health clubs, dentist offices, retail sites, and any organization that has a high-traffic, captive audience that is striving to enhance the experience of their customers.

Fabrication

We fabricate the housing for our vending machines utilizing offshore contract manufacturers.  Our final fabrication and assembly is based in Corona, California at our main facility.  Local manufacturing includes approximately 10,000 sq/ft of sheet metal fabrication and 15,000 sq/ft of assembly.  In-house Fabrication Capabilities include; Sheet Metal Forming, Welding, NC Punching, pot Welding, Machining and Fab Win (Fabrication Programming Software).  In-House Assembly Capabilities include; Line Assembly, System Integration, QC Testing, Silk Screening, Operational Testing.

COMPETITION

Manufacturing Competition

We primarily manufacture two vending systems; a refrigerated low capacity machine, the RAM 4000, and a non-refrigerated high capacity vending machine, the RAM 5000.  Both of these base models systems can house a variety of AVT designed and integrated technology making either the RAM 4000 or RAM 5000 or any one of the several derivative systems unique with the vending industry.  Several of our pending patents may present a potential monopoly within the vending industry thereby forcing other manufacturing competitors to pay us for royalties or licenses fees for use of our patented technologies.

Many of our manufacturing competitors have been in business for many years building base line types of traditional vending systems. We believe that these companies are competitors for our RAM 4000 and RAM 5000 base line systems.  Several of these competitors are described below.

• Crane:	Which also owns Dixie Narco, AP (Auto Products) and National Vendors is the largest manufacture of traditional baseline vending systems.

• USI:	A seasoned vending manufacture having many years in the manufacturing of traditional baseline vending systems.

• AMS:	A large manufacture which designs its own traditional baseline systems and has been in the vending business for many years.

• Zoom Systems:
A manufacture which does design vending systems which integrate high levels of technology.    Because Zoom Systems integrates high levels of technology into its systems, it would be considered one of AVT’s primary competitors.

Although we have competition with vending routes and vending machine sales, we believe that as a technology based company, we are unique to the vending and kiosk industries in that we have the ability to design, develop then integrate our technology into our premium line of vending systems.  Due to this specialized approach, we believe that other than Zoom Systems,  we currently do not have any significant competition which is capable of integrating current technologies in the form of PC based operation, RF wireless control or similar technologies seamlessly into vending systems or products.

Vending Operations Competition

There are several vending companies in Southern California and the United States.  These competitors offer machine sales and vending route operations much the same as we do.

Our route and vending operations serve as our core business structure.  Our route and vending operations utilize approximately 10 service trucks to service approximately 650 placed systems in 250 locations.  Our service operation is based in Corona California and covers the primarily the areas of Riverside, Orange and Los Angeles counties.   We currently compete in these counties with several other competitors.  Although these are our competitors from the sense that they have offer similar route and vending services, they do not manufacture machines as we do.   These competitors are as follows.

• Take a Break:	Primary operations in Corona having about 20 trucks to service their routes.

• Continental:	Primarily operations in Orange County having have about 30 to 35 trucks servicing their routes.

• Complete:	Primarily operations in Riverside and San Bernardino Counties havingapproximately about 19 trucks.

PATENTS

We currently have five pending patents for our technology.  These pending patents are summarized below.

Multimedia System, Method for Controlling Vending Machines
Serial Number 11-588,422
(Filed:  October 27, 2006)

Conventional control of vending systems is typically done by using a system control board consisting of a PWB (printed circuit board) and a microcontroller supported by a group of discrete electronic components.  These system components are used to control the various system functions of a vending machine i.e. spinning of auger motors, control of bill and coin acceptors, LED display feed back etc.

Our invention of Touch Screen Vending or TSV has redefined the conventional method of vending machine control.  TSV empowers the use of a multimedia PC and a color touch LCD display to virtually control the complete operation of the vending machine.  The PC stores a data base software program of all desired products to vend with an associated color digital image of each item.  A second application program displays the color image of the intended items to vend in the exact format as seen through the glass front of the vending machine.  The PC also controls the collection of currency (i.e. bill acceptor, coin acceptor, credit card reader) in place of the vending machines control board.  I/O (input/output) ports from the PC are used to interface to the vending machine control board and all aspects of operation of the vending machine is under complete control by a multimedia PC coupled with the touch screen LCD.

This invention for the control of vending machines provides many distinct and exciting advantages over conventional control such as the universal language of using a touch display to select desired products to vend in place of an alphanumeric keypad.  The system can generate virtually any type of report to combat money or product shrinkage while providing exact control of inventory.  The LCD provides a means of generating additional revenue through advertising displayed products or other services while the system in idle mode.

Vend Operating System
Claims to be amended to the Multimedia System, Method forControlling Vending Machines – Serial Number 11-588,420
(Filed:  October 27, 2006)

Our Vend Operating System (Vend OS) is a next generation vending and product dispensing system utilizing a personal computer (PC) to drive the system components and utility software.  The uniqueness in the system lies in that the vending system uses a PC to control the vending system as compared to the prior art in the vending industry which typically uses discrete component controllers for overall system operation and control.

Our Vend OS is broken up into two sections hardware and software. The hardware consists of the following devices: Virtual Sensing System (VSS), a USB Omni-pattern scanner, a USB Magtek Card Reader, a USB Pyramid Bill Acceptor, a MDB Coinco coin machine, a 7 inch LCD screen built-in with the Nano-ITX PC, and a portable mpeg player (allowing static media files to play in a continuous loop).   The software consists of the following applications: Vending Management System (VMS), Touch Screen Vending (TSV) and AVTI Digital Signage Media.

Our Vend OS is extremely flexible in its capabilities because the product is installed in our RAM bases systems without any peripheral devices and a Nano-ITX computer that includes a freeware developed by our engineering department running as a Windows’ service allowing vending by conventional ways. This freeware allows sales data and records to be stored in a secure database and has the capability of manipulating a machine’s state remotely through internet connectivity, memory stick, cell modem or phone line.

With our Vend OS we can:  manipulate product prices; turn the machine off and on, turn the compressor off and an, manipulate the change returned, manipulate the system clock, and read the machine’s state from the MDB interface and motor/auger control.  Our Nano-ITX computer includes an optional 7” touch wide screen LCD, a flash ROM that runs Microsoft Embedded System, a MDB to RS-232 interface board that connects from a VMC board to the PC serial port, motor driver printed circuit board and a PCMCIA modem that allows wireless internet connection as a typical system but control for any variety of input or out put devices are part of the scalable system.

Wireless Management of Remote Vending
 Serial Number 60-730,369
(Filed:  October 27, 2005)

Conventional methods for managing the inventory of vending machine product, price selection and for checking the daily sales numbers are typically performed by a route driver who manual checks the vending machine on a frequent basis by driving to the vending machine/s location and performing a variety of manual operations which include interrogation of the vending machine’s control board.

The invention of “Wireless Management of Remote Vending” defined as VMS (Vending Management System) is a method for performing the management on many of the above listed vending machine functions.  Information on vending activity is stored in the vending machine’s electronic control board which is then wirelessly transmitted out through the VMS module to a wireless cell phone network.  The information received on wireless network is downloaded then transmitted over the internet to one central PC server/s located at AVT.  The information stored on AVT’s server/s can be accessed via a secure log-in function (user’s account) to review and manage any specific vending machine in the network (which has been equipped with a VMS module).  The flow of VMS information and data is a bi-directional operation.  Users can also upload data, changes and control function out from their secure account to any of the vending machines in their specific network.

VMS was designed to be a low cost solution with high tech performance.  Vending route operators with as little as one or and many as one hundred (or more) vending systems in the field and equipped with VMS can now remotely and effectively control and managed their vending operations from a single PC located at the home office.  Remote VMS management controls money and product shrinkage, manages inventory by letting the vending operator know exactly what has sold and what needs to be replaced and monitors and transmits systems critical information such as machine temperature, system errors and failure modes and alerting the vending operator instantly for expeditious disposition on any vending system in the field equipped with a VMS telemetry module.

Vend Sensing System
Serial Number 11-976,311
(Filed:  October 23, 2007)

Historically, the vending industry has typically used the conventional method of breaking or impeding a light beam for detecting when a product which has vended (dropped from a column above delivery bin).  In most cases, the light beam consists of an infrared transmitter and infrared detector which are mounted in a direct “line of site” of each other.  When a product has dropped across the light beam, the product will momentarily break the path of the light beam which sends an interruption signal to the vending system’s control board for processing.  Because a focused light beam is inherently narrow, this often causes the light beam to miss narrow items such as a thin candy bar.  Our Vend Sensing System (VSS) has redefined this conventional method for detecting a vended product utilizing ultrasonic sound.

During the sensing period of time, the VSS circuitry uses an auto-calibrated ultrasonic beam to detect if an object of just about any size, form or shape (designed for detection of any object that can be vended) has fallen into the detectable space of the customer product delivery bin.  If a vended product enters the detectable vending space, the VSS circuitry detects the object and in turn sends a “detected” signal to the control electronics. If the VSS circuitry does not detect an object has entered the customer delivery bin space within the allotted empirical time frame, the VSS circuitry returns a command signal to the control electronics that a “no vend object detected.”  It is the control electronics responsibility to determine the next appropriate action to take.

The VSS is coupled directly with the vending system control electronics so that the VSS circuitry is disabled until the vending system control electronics has received payment.  Once payment has been received and the vending system starts the dispensing process, the control electronics enables the VSS circuitry to detect product which has been dispensed and has dropped into the delivery bin below.  During this sensing period, the VSS circuitry is only enabled for the empirical time period it takes to detect any one of the vendible products to fall into the delivery bin.

This invention for product detection provides many distinct and exciting advantages over conventional detection.  First, the VSS is calibrated to “look” across the entire cross-sectional area of the delivery bin.  This is a primary advantage over the conventional narrow light beam detection method.  The detection system is compatible in cost to that of traditional vending detection systems and because it is self calibrating, it can readily retrofited into other vending systems with minimal modifications.

System and Method for Interactive Advertising
Serial Number 60-935,045
(Filed:  July 24, 2007)

Our System and Method for Interactive Advertising is a unique solution for potential clients or users to interact to a specific network of supplied information such as advertising and branding via a secure or unsecured network.  The system is designed to allow for direct customer interaction through existing telephone switch based infrastructure such as pay phones.

The new system essentially takes our base advertising hardware/software products and adapts them for the telephone industry.  This adds a level of customer interaction based upon touch or other interactive means such as a keyboard or a display message.  Customers using the system may be rewarded either with discounts and/or promotional deals depending upon the touched advertisement after responding to simple instructions displayed on the screen.

In addition, the smart technology integrated into each system telephone may also be fitted with the appropriate hardware to make that specific location a “Hot-Spot.”  Each Hot-Spot provides customers with another means  of interacting with the ATV network through free of fee-based connectivity using the customer’s portable device such as a smart phone or laptop computer, or any other portable electronic device capable of linking to the Hot-Spot by means of cable, wireless, or infrared radio frequency.  Each Hot-Spot location allows customers to use wireless internet within the location’s range to aid them in acquiring their discounts and/or rewards more quickly and specific advertisements may be downloaded and displayed on the phone touch screen.  Ideally, customers may form a dependency for the Hot-Spot’s use and become a habitual user of the AVT technology and services.

Effect of existing or probable governmental regulations on the business

The effects of existing or probable government regulations are minimal.

SOFTWARE APPLICATIONS

AVT is dedicated to the development of technology enriched vending and product dispensing systems.  Our fabrication and design team is staffed with software, electromechanical and firmware engineers, and information technology specialists with the primary responsibility of developing and integrating new technology into our vending systems.

Our software team uses creative tools such as “Solid Works” to develop and generate CAD drawings which are used by our local manufacturing partners and OEM manufacture in China to produce our state of the art vending systems, components and retrofit designs.  These machines are shipped to our facility in Corona, California for integration, assembly, final testing and deployment.

Software effort is the design and enhancement of our AVTi Media products.  The AVTi Media products are integrated into our base systems and also sold to other vending manufactures.  The following is a summary of our current AVTi products:

•  AVTi Media Administer:  This is a program designed to manage and administer all aspects and features of our digital signage program.  The Media Administrator allows a remote operator to create, manage, update and scheduled ads that will play on LCD displays which have been integrated into vending systems.

•  AVTi Media Client: This is a program designed be located on the vending system’s integrated PC and has the priority of playing the ad “play list.”  This client software also uses prescheduled times to monitor the server to “update” the playlist as required.

•  AVTI Media Server:  This is a server based program which coordinates the efforts, changes and directives from the administrator program with the schedule efforts of all the multiple clients located in the field and connected via the internet.

Our secondary fabrication and design efforts run concurrently with our primary efforts to support ongoing systems and to develop new products.  These products are summarized as follows:

•  TSV:  Touch Screen Vending is an ongoing software development effort which is our primary flagship software product.  This is a modular program designed to evolve with the changing technologies supporting our vending and dispensing products.

•  IVend: This is an ongoing development design that features a high-end dispensing center which combines our base RAM 4000 cabinet with a creative front door design which includes interactive touch screens and a variety of other supported hardware.  The IVend also has its own software application program which is designed to provide a high degree of interactive and intuitive application to the user.

•  Tech Store: This system is similar to our IVend system designed for middle priced systems.

•  Vend Mart: This system is similar to our IVend system designed for entry level priced systems.  The Vend Mart also has its own software application program which is design to provide  a high degree of interactive and intuitive application to a base line vending systems equipped with TSV.

In additional, we have a variety of ongoing hardware and software R&D projects which are at various stages of development.  The following is a brief list of some of our non-confidential R&D efforts:

MDB – PC Software Interface DEX to PC software Interface MDB to USB Hardware Device DEX to Radio Controller PCB X – Y Dispensing Center Design	VMSII – Hardware/Server/Software Project VMS – Drop Sensing efforts AEM Cabinet Design Multiple All-In-One PC/LCD Displays designs Multiple Custom Dispensing Projects

Costs and effects of compliance with environmental laws

The expense of complying with environmental regulations is of minimal consequence.

Number of total employees and number of full time employees.

We currently have approximately 23 full time employees and 5 part-time employees.  We allow and utilize the services of independent contractors.

Item 1a.  Risk Factors

An investment in our common stock involves a high degree of risk.  You should carefully consider the following risk factors and the other information in this registration statement before investing in our common stock.  Our business and results of operations could be seriously harmed by any of the following risks.

We have a limited operating history and may not succeed.

We have a limited operating history and may not succeed.  Our plans and businesses are “proposed” and “intended” but we may not be able to successfully implement them.  Our primary business purpose is vending operations and manufacturing.  We expect that unanticipated expenses, problems, and technical difficulties will occur and that they may result in material delays in the operation of our business.  We may not obtain sufficient capital or achieve a significant level of operations and, even if we do, we may not be able to conduct such operations on a profitable basis.

Our common stock is a “Penny Stock” which trades on the Pink Sheets on the over-the-counter market, as a result, there are additional risks associated with stock and you may be unable to liquidate your investment in our stock quickly.

Our common stock is considered a “Penny Stock” which trades on the Pink Sheets on the over-the-counter market.  As a result, there are additional risks associated with our common stock and you may be unable to liquidate your investment in our common stock quickly.

Our common stock is subject to the “Penny Stock” rules of the SEC.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•           that a broker or dealer approve a person's account for transactions in penny stocks; and

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

 •           obtain financial information and investment experience objectives of the person; and

•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•           sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

We require substantial capital requirements to finance our operations.  Our inability to obtain financing will adversely impact our business.

We will require additional capital for future operations.  We plan to finance anticipated ongoing expenses and capital requirements with funds generated from the following sources:

▪	cash provided by operating activities;
▪	available cash and cash investments; and
▪	capital raised through debt and equity offerings.

The uncertainties and risks associated with future performance and revenues will ultimately determine our liquidity and our ability to meet anticipated capital requirements.  If declining prices cause our anticipated revenues to decrease, we may be limited in our ability to replace our inventory.  As a result, our production and revenues would decrease over time and may not be sufficient to satisfy our projected capital expenditures.  We may not be able to obtain additional financing in such a circumstance.

Our stock price has been extremely volatile and, as a result, you may not be able to resell your shares at or above the price you paid for them.

The stock price of our stock as has been extremely volatile and an active public market for our common stock may not develop or be sustained.   Further, the market price of our common stock may decline below the price you paid for your shares.

Among the factors that could affect our stock price are:

▪	industry trends and the business success of our vendors;
▪	actual or anticipated fluctuations in our quarterly financial and operating results, including our comparable store sales;
▪	our failure to meet the expectations of the investment community and changes in investment community recommendations or estimates of our future operating results;
▪	strategic moves by our competitors, such as product announcements or acquisitions;
▪	regulatory developments;
▪	litigation;
▪	general market conditions;
▪	other domestic and international macroeconomic factors unrelated to our performance; and
▪	additions or departures of key personnel.

We have substantial indebtedness.

As of September 30, 2010, we had outstanding indebtedness of $1,638,740 which includes $772,668 in convertible notes which require us to make quarterly cash interest payments.  As of December 31, 2009, we had outstanding indebtedness of $2,173,515 which includes $1,521,951 convertible notes which require us to make quarterly cash interest payments.  Our ability to meet our debt service requirements will depend upon achieving significant and sustained growth in our expected cash flow, which will be affected by our success in implementing our business strategy, prevailing economic conditions and financial, business and other factors, some of which are beyond our control.  Accordingly, we cannot be certain as to whether or when we will have sufficient resources to meet our debt service obligations. If we are unable to generate sufficient cash flow to service our indebtedness, we will have to reduce or delay planned capital expenditures, sell assets, restructure or refinance our indebtedness or seek additional equity capital. We cannot assure you that any of these strategies can be effected on satisfactory terms, if at all, particularly in light of our high levels of indebtedness. In addition, the extent to which we continue to have substantial indebtedness could have significant consequences, including:

-
our ability to obtain additional financing in the future for working capital, capital expenditures, product research and development,  acquisitions and other general corporate purposes may be materially  limited or impaired,

-	a substantial portion of our cash flow from operations may need to be dedicated to the payment of principal and interest on our indebtedness and therefore not available to finance our business, and

-
our high degree of indebtedness may make us more vulnerable to economic downturns, limit our ability to withstand competitive pressures or reduce our flexibility in responding to changing business and economic      conditions.

The vending industry is a competitive industry and we may not be able to compete with our competitors.

The vending industry is highly competitive. We compete in both the vending manufacturing and vending operations segment of the industry with companies that offer the same services that we do.  Many of our competitors have significantly greater resources than we do.  Although we believe we have an competitive advantage based upon the lower pricing of our products, a substantial decline in price could adversely affect consumer demand for our products and reduce our competitive advantage.  Although we believe that there are significant barriers to entry to new competitors in the vending market due to, among other things, the substantial capital outlay required to purchase the number of machines needed to achieve competitive operating efficiencies, a competitor with significant financial resources may be able to compete with us.  There can be no assurance that any competitors will not be able to raise the required capital to effectively compete with us.

In addition, we may face new competition as we seek to expand into international markets and develop new products, services and enhancements. Many of the competitors have greater experience than we do in operating in these international markets. Moreover, new products that we intend to develop, such as advertising, may subject us to competition from companies with significantly greater technological resources and experience.  Many of our potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, marketing and public relations resources than we have. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to consumers and businesses. Our competitors might succeed in developing technologies, products or services that are more effective, less costly or more widely used than those that have been or are being developed by us or that would render our technologies or products obsolete or noncompetitive. We cannot be certain that we will be able to compete effectively with current or future competitors.  Competitive pressures could seriously harm our business, financial condition and results of operations and our ability to achieve sufficient cash flow to service our indebtedness.

The success of our potential new services and products is uncertain.

We have committed, and expect to continue to commit, significant resources and capital to develop and market existing product and service enhancements and new products and services.  One example is our AVTi advertising business.  These products and services are relatively untested, and we cannot assure you that we will achieve market acceptance for these products and services, or other new products and services. Moreover, these and other new products and services may be subject to significant competition with offerings by potential competitors in addition to companies that compete in our coin processing business. Many of these potential competitors have significantly greater technological expertise and financial and other resources than we do. In addition, new products, services and enhancements may pose a variety of technical challenges and require us to enhance the capabilities of our network and attract additional qualified employees. The failure to develop and market new products, services or enhancements successfully could seriously harm our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness.

Our business is dependent upon continued market acceptance by consumers.

We are substantially dependent on continued market acceptance of our vending machines by consumers. Although believe that the use of vending machines in the United States is gaining better consumer acceptance, we cannot predict the future growth rate and size of this market.

We depend upon third-party manufactures and suppliers and the loss of such third-party manufactures and suppliers would seriously harm our business.

We depend, and will continue to depend, on outside parties for the manufacture of our vending machines and its key components. We intend to expand our manufacturing and such expansion may be limited by the manufacturing capacity of our third-party manufacturers and suppliers. Although we expect that our current third-party manufacturers and suppliers will be able to produce sufficient units to meet projected demand, if there is an unanticipated increase in demand for our units, we may be unable to meet such demand due to manufacturing constraints.   Should our third-party manufacturers and suppliers cease making our, we would be required to locate and qualify additional suppliers. We may be unable to locate alternate manufacturers on a timely basis.

Our prior growth rates may not be indicative of our future growth rates and should not be relied upon.

You should not consider prior growth rates in our revenue to be indicative of our future operating results. The timing and amount of future revenues will depend almost entirely on our ability to obtain new vending routes and make vending machine sales.  Our future operating results will depend upon many other factors, including:

     - the level of product and price competition,

     - our success in expanding our business network and managing our growth,

     - our ability to develop and market product enhancements and new products,

     - our ability to enter into and penetrate new international markets, such as Mexico and Canada,

     - the timing of product enhancements, activities of and acquisitions by competitors,

     - the ability to hire additional employees, and

     - the timing of such hiring and the ability to control costs.

We may be unable to adequately protect or enforce our patents and proprietary rights.

Our future success depends, in part, on our ability to protect our intellectual property and maintain the proprietary nature of our technology through a combination of patents, licenses and other intellectual property arrangements, without infringing the proprietary rights of third parties. We currently have four pending patents relating to our business.  We cannot assure you that these pending patents will be issued or that any of our patents will be held valid if challenged, that any pending patent applications will issue, or that other parties will not claim rights in or ownership of our patents and other proprietary rights. Moreover, patents issued to us may be circumvented or fail to provide adequate protection. Our competitors might independently develop or patent technologies that are substantially equivalent or superior to our technologies.  Since patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed by others which, if issued as patents, could cover our products. We cannot be certain that others will not assert patent infringement claims or claims of misappropriation against us based on current or pending U.S. and/or foreign patents or trade secrets or that such claims will not be successful.

 In addition, defending our company against these types of claims, regardless of their merits, could require us to incur substantial costs and divert the attention of key personnel. Parties making these types of claims may be able to obtain injunctive or other equitable relief which could effectively block our ability to provide our services and could result in an award of substantial damages. In the event of a successful claim of infringement, we may need or be required to obtain one or more licenses from, as well as grant one or more licenses to, others. We cannot assure you that we could obtain necessary licenses from others at a reasonable cost or at all.

We also rely on trade secrets to develop and maintain our competitive position. Although we protect our proprietary technology in part by confidentiality agreements with our employees, consultants and corporate partners, we cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known or be discovered independently by our competitors. The failure to protect our intellectual property rights effectively or to avoid infringing the intellectual property rights of others could seriously harm our business, financial condition and results of operations and ability to achieve sufficient cash flow to service our indebtedness.

We depend upon key personnel, the loss of which could seriously harm our business.

Our performance is substantially dependent on the continued services of our executive officers and key employees.   Our long-term success will depend on our ability to recruit, retain and motivate highly skilled personnel. Competition for such personnel is intense. We have at times experienced difficulties in recruiting qualified personnel, and we may experience difficulties in the future.  The inability to attract and retain necessary technical and managerial personnel could seriously harm our business, financial condition and results of operations and our ability to achieve sufficient cash flow to service our indebtedness.

Our management has broad discretion over the use of capital raised.

We plan on raising capital for working capital and to help pay off the outstanding indebtedness and for general corporate purposes, including financing the Company's expansion. Thus, management will have broad discretion in allocating proceeds of any offering.

Requirements associated with being a reporting public company will require significant company resources and management attention.

We have only recently been subject to the reporting requirements of the Securities Exchange Act of 1934, or the other rules and regulations of the SEC or any securities exchange relating to public companies. We are working with independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. However, we cannot assure you that these and other measures we may take will be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

In addition, compliance with reporting and other requirements applicable to public companies such as Sarbanes Oxley will create additional costs for us, will require the time and attention of management and will require the hiring of additional personnel and outside consultants. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact on our management's attention to these matters will have on our business.

In addition, being a reporting public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Our estimates may prove to be inaccurate and future net cash flows are uncertain.  Any significant variance from these assumptions could greatly affect our estimates.

Our estimates of both future sales and the timing of development expenditures are uncertain and may prove to be inaccurate.  We also make certain assumptions regarding net cash flows and operating costs that may prove incorrect when judged against our actual experience.  Any significant variance from these assumptions could greatly affect our estimates of future net cash flows and our ability to borrow under our credit facility.

Our preferred stock has rights senior to those of our common stock which could adversely affect holders of common stock.

Our charter documents give our board of directors the authority to issue series of preferred stock without a vote or action by our stockholders.  The board also has the authority to determine the terms of preferred stock, including price, preferences and voting rights.  The rights granted to holders of preferred stock may adversely affect the rights of holders of our common stock.  Currently, our board has authorized our Series A Convertible Preferred Stock which has a liquidation preference – a pre-set distribution in the event of a liquidation – that would reduce the amount available for distribution to holders of common stock.  In addition, our Series A Convertible Preferred Stock has voting rights which are superior to the voting right of the holders of our common stock.  In addition, the issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock.  As a result, common stockholders could be prevented from participating in transactions that would offer an optimal price for their shares.

We do not anticipate paying cash dividends on our capital stock in the foreseeable future.

We do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the growth of our business. In addition, the terms of the instruments governing our existing debt and any future debt or credit facility may preclude us from paying any dividends.

Item 2.                      Financial Information

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and related notes included in this registration statement.  This registration statement contains “forward-looking statements.” The statements contained in this report that are not historic in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “estimates,” “believes,” or “plans” or comparable terminology are forward-looking statements based on current expectations and assumptions.

Various risks and uncertainties could cause actual results to differ materially from those expressed in forward-looking statements.  Factors that could cause actual results to differ from expectations include, but are not limited to, those set forth under the section “Risk Factors” set forth in this registration statement.

The forward-looking events discussed in this registration statement, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.  For these statements, we claim the protection of the “bespeaks caution” doctrine.  All forward-looking statements in this document are based on information currently available to us as of the date of this report, and we assume no obligation to update any forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Intangible asset valuation is a detailed process that requires the complete understanding of our business and the intangible asset's impact upon our business. We analyze the future income stream associated with the specific asset, the market price of comparable assets, and the current cost to re-create or duplicate an asset.

Critical Accounting Policies

The Company’s policy is to use the accrual method of accounting to prepare and present financial statements, which conform to generally accepted accounting principles. The company has elected a December 31 year-end.

The Company considers all highly liquid investments with maturities of three months or less when purchased, to be cash equivalents.

Inventories are valued at the lower of average cost.

Revenue is recognized at the time of sale upon receipt of payment.

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements. We constantly evaluate these estimates and assumptions.

We base our estimates and assumptions on past experience and other factors that are deemed reasonable under the circumstances. This involves varying degrees of judgment and uncertainty, thus the amounts currently reported in the financial statements could prove to be inaccurate in the future.

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes.”  SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Recoverability of intangible assets

Any potential intangible asset impairment is identified by comparing the fair value of the indefinite life intangible asset with its carrying value. If the fair value of the intangible asset exceeds its carrying value, the intangible asset is not considered to be impaired.  If the carrying value of the intangible asset exceeds its fair value, impairment is identified as the difference between the fair value and the carrying value and will result in a reduction in the carrying value of the intangible assets on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income. Consistent with current industry-specific valuation methods, we use a discounted expected future cash flow model in determining the fair value of its intangible assets.

The most significant assumptions underlying the recoverability of intangible assets with indefinite lives include projected revenues and EBITDA, anticipated market share and projected renewal rates.

Results of Operations

We have historically financed operations through a combination of cash on hand, cash provided from operations and the sale of our securities.  The sales of our securities typically include the sale of restricted shares of our common stock and the sale of convertible notes.  Our convertible notes generally have 1 to 3 year maturity dates, pay annual interest of 10% and are convertible into shares of our common stock.

The Company records revenue when it is realized, or realizable, and earned.  The company considers these requirements met when persuasive evidence of an arrangement exists, the products or services have been provided to the customer, the sales price is fixed or determinable and collect ability is reasonably assured. The company offers extended payment terms to certain customers for equipment sales.  Income is subsequently recognized only to the extent cash payments are received and the principle balance is expected to be recovered.

For the year ended December 31, 2008, we had revenues of $2,956,645 and total cost of goods and general and administrative expenses of $2,918,674 for net income of $35,728.

For the year ended December 31, 2009, we had revenues of $4,431,154 and total cost of goods and general and administrative expenses of $4,297,078 for net income of $117,068.

Our revenues increased by $1,449,253 for the year ended December 31, 2009, Our general and administrative expenses also increased by $1,371,008 for the year ended December 31, 2009, primarily due to increased manufacturing product and operating expenses relating to increased restaurant expenses, rent for our facility, payroll expenses .

For the year ended December 31, 2009, our net income has increased by $78,245 compared to the previous year  December 31, 2008.

Total revenues for the year ended December 31, 2009, were $4,431,154 compared to total revenues of $2,956,645 for the year ended December 31, 2008.  The increase in revenues is due to increased manufacturing revenue of $1,471,442  and increased restaurant revenue of $215,687.  Customized design vending machines ordered were 480 as of 12/31/09, which is up from 119 as of 12/31/08.  Our product sales revenue decreased slightly by $212,620.

For the year ended December 31, 2009, the Company’s general and administrative expenses increased approximately $627,699 and $583,653 from the year ended December 31, 2008.  The increase was due to the additional expenses associated with operating the AC Mexican, Inc. restaurant and fabrication costs.

For the three months ended September 30, 2010, our net income has decreased by $56,564, compared to the same period for the previous year.

Total revenues for the three months ended September 30, 2010, were $1,432,788 compared to total revenues of $896,561 for the three months ended September 30, 2009.  The increase in revenues is due to increased manufacturing  revenues of $536,227.

We attribute the increased manufacturing revenues to increased sales of custom vending machines.

For the nine months ended September 30, 2010, we had revenues of $4,178,842, and total cost of goods and operating expenses of $3,904,957 for net income of $49,568.  This compares to the nine months ended September 30, 2009 where we had $2,443,469 in total revenues, $2,688,644 in total costs of goods and operating expenses for a net income of ($24,705).  We attribute the increase in net income for the nine months ended September 30, 2010, due to increased revenues from vending machine sales.

Our increased cost of goods sold for the three months ended September 30, 2010, was attributable to increased sales of our vending machines.

We believe that the increased spending on manufacturing is necessary for the company to move away from vending operations and work towards increased machine sales and the development of technology which allows for the sales of our electronic payment, back end inventory control and advertising products.  We have experienced unexpected expenses related to the restaurant operations relating to unpaid back taxes and vendor costs.  To address this issue we have hired new management to address these issues and we expect the restaurant related expenses to be reduced during the next year.

We expect to increase sales over the next 12 months due primarily to sales of our Custom edition vending machine.  Increased sales of the Custom edition along with increased advertising sales should increase our overall revenues for the next 12 months.

We believe that we sufficient available cash and cash flow from operations to satisfy our working capital and capital expenditure requirements during the next 12 months.  There can be no assurance, however, that cash and cash flow from operations will be sufficient to satisfy our working capital and capital requirements for the next 12 months or beyond.

We expect our manufacturing costs to increase approximately 15% due to the devaluation of the U.S. Dollar and the exchange rates with our foreign manufactures.  Depending on the strength of the U.S. Dollar, this trend may or may not continue.

Inflation and changing prices have affected our business as related primarily to fuel and increased vehicle expenses.  We anticipate that fuel costs will continue, thus increasing our operating costs.  Our cost of goods and prices for our products remain relatively stable and we expect this trend to continue through the end of 2010.

Liquidity and Capital Resources

At December 31, 2009, we had cash of $1,078,252 compared to cash of $56,547 at December 31, 2008.  As of June 30, 2010, we have $288,795 cash on hand.

At December 31, 2009, we had inventory of $395,461 compared to $590,597 for the year ended December 31, 2008.  The decrease in inventory for the year ended December 31, 2009, is due to increased sales of our vending machines.

The Company’s assets increased from $14,957,664 for the year ended December 31, 2008 to $18,599,987 for the year ended December 31, 2009.  This increase in assets is due to increased intellectual property assets.

As of December 31, 2009, the Company has a total of long term debt and notes in the amount of $1,728,460.  This consists of $1,476,996 in long term notes and $251,464 in long term debt for equipment leases.  Our long term notes generally have three year maturities and carry an interest rate of 10% per year which is paid quarterly.  The notes are convertible into shares of the Company’s common stock and we have complied with the terms and conditions of our outstanding notes. Convertible Notes are recorded in Liabilities under “Shareholder Notes”. When a conversion form is sent to us by the shareholder, it is then taken out of “Notes” and put in APIC and capital stock. All convertible note conversions are recorded as common stock and there are no beneficial conversion features.

At September 30, 2010, we had cash of $262,025 compared to cash of $1,078,252 at December 31, 2009.  We consider this decrease in cash as insignificant for the current quarter.

           For the three months ended September 30, 2010, our inventory increased compared to our ending inventory for the year ended December 31, 2009. At September 30, 2010, we had inventory of $1,536,321 compared to $395,461 at December 31, 2009.  This increase relates primarily to receiving  new shipments of vending machines from our manufacturer in China and Spain.

The Company’s assets increased to $20,126,177 at September 30, 2010 compared to $18,599,987 at December 31, 2009.  This $1,526,190 increase in assets is primarily due to increased  account receivables and inventory.

The Company is also subject to credit risk as it extends credit to its customers, mostly on an unsecured basis after performing certain credit analysis.  The Company’s terms are typically net 30 days.  The Company periodically reviews the creditworthiness of its customers and provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts.  As of December 31, 2008, the Company considered all outstanding receivables fully collectible, therefore an allowance of $0 has been provided for.

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Future Goals

In the next 12 month, we will continue our research, development and marketing efforts. We have entered into multiple manufacturing agreements with offshore manufacturers to produce the housings for our technology based RAM4000 and RAM5000 vending systems and have established a line of credit to ensure payment and production of the systems.

Our goal is to manufacture and sell as many systems as possible in the next 12 to 24 months through established distributors and direct sales to meet the anticipated industry demand for a competitively priced vending system that is an energy efficient, technology based,  “Green” system..

A critical focus for sales over the next 12 months will be our Product Dispensing Centers (PDCs).  Our PDCs are based on our RAM4000 or RAM5000 system and integrates more sophisticated technology features and options such as full face large touch screen displays, receipt printers, cashless payment options and advertising displays.  In addition, our PDCs systems can dispense a variety of  snack items and non-food items such as cell phones, MP3 players, digital cameras, DVDs, consumer electronics and accessories.  We will also focus on “Themed” systems to dispense products such as tee-shirts, promotional items, perfumes, contact lenses and just about any product our customers have a location and market for.  Our “Themed” systems are of exceptional interest to our direct end customers as the products these systems dispense result in higher profit margins.

All of our vending systems are capable of the inclusion of PC hardware and LCD displays.  A future goal of AVT is to complete and continue to refine application software that runs digital signage for the primary purpose of displaying paid advertisements.  As we sell systems that are equipped with a PC and LCD display, each system becomes a “node” on a digital network.  As the network expands, many thousands of vending systems and PDCs can be part of nationwide advertising network which we believe will be of interest for national advertisers.  Our goal is to “own” the network but not the systems.  All vending system owners will have the option to join the AVT nationwide network with our AVT based advertising vending system to get an equitable share of revenue for allowing advertisements from AVT’s server to be pushed-out onto their vending system.

Future goals and system refinements will include continued software and hardware development and refinements to include even more efficient operating systems to integrate more seamlessly with the internet, becoming Wi-Fi standard and including SMS and email features. Our goal is that the AVT vending systems will become the standard for intelligent self-service vending systems deployed throughout the US and world markets.

In addition, within the next 12 months, we would like to have our common stock quoted on the OTC Bulletin Board but we cannot ensure that we will be successful in this effort.

Off-balance Sheet Arrangements

We maintain no significant off-balance sheet arrangements

Foreign Currency Transactions

None.

Item 3. Properties.

Real Property

At present, we do not own any property.  Our retail operation is located in a leased facility. We have local access to all commercial freight systems. The current retail facility is approximately 30,000 square feet. This facility contains are administrative, sales and manufacturing offices.  The current lease runs until February 28, 2015.  The retail facility is located at 341 Bonnie Circle, Suite 102, Corona, CA 92880.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information regarding the beneficial ownership of our common stock by the persons identified below.  As of September 30 2010, we had 35,700,459 shares of our common stock issued and outstanding.  The table represents 17,282,870 issued and outstanding shares which includes, as of September 30, 2010, 5,082,872 issued and outstanding shares of our common stock and 12,199,998 shares of our common stock issuable upon conversion of our outstanding Series A Convertible Preferred Stock assuming all the Series A Convertible Preferred Stock is converted.

1.	Each person who is known to be the beneficial owner of more than five percent (5%) of our issued and outstanding shares of common stock;

2.	Each of our directors and executive officers; and

3.	All of our Directors and Officers as a group

Title Of Class	Name And Address Of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percentage Of Class

Common Stock	Natalie Russell (2)(9)	304,161	(1)

Common Stock	James Winsor (2)	278,864	(1)

Common Stock	Loretta Vermette (3)	193,648	(1)

Common Stock	SWI Trading, Inc. (4)(7)	12,609,146(6)	35%

Common Stock	Illingworth Family Trust (5)(8)	250,000	(1)

Common Stock	Illingworth Trust (5)(8)	1,310,189	4%

Common Stock	All Directors and Officers as a Group	2,222,574	7%

(1)           Less than 1%

(2)           The address is 341 Bonnie Circle, Suite 102, Corona, CA 92880

(3)           The address is 2557 Old Windmill Court, Riverside, CA 92882.

(4)           The address is 2320 Whiteoak Lane, Corona, CA 92882

(5)           The address is 1456 Elegante Court, Corona, CA 92882

(6)           SWI Trading, Inc. holds 409,148 shares of our common stock and 2,033,333 shares of our Series A Convertible Preferred Stock.  Each share of our Series A Convertible Preferred may be converted into six shares of our common stock.

(7)           SWI Trading, Inc. is owned by Jon Illingworth, our founder’s father.

(8)           The Trustor of the Illingworth Family Trust and the Illingworth Trust is Loretta Vermette, one of our directors.

(9)           22,084 shares are held in Ms. Russell’s previous married name, Natalie Bishop.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC.  The number of shares and the percentage beneficially owned by each individual listed above include shares that are subject to options held by that individual that are immediately exercisable or exercisable within 60 days from the date of this registration statement and the number of shares and the percentage beneficially owned by all officers and directors as a group includes shares subject to options held by all officers and directors as a group that are immediately exercisable or exercisable within 60 days from the date of this registration statement.

Item 5.                      Directors and Executive Officers,

The following table sets forth, as of the date of this registration statement, the name, age and positions of our officers and directors.

NAME	AGE	POSITION

Natalie Russell	42	Secretary, Chief Financial Officer and Director

James Winsor	47	Chief Executive Officer and Director

Loretta Vermette	66	Director

The background of our directors and executive officers is as follows:

Natalie Russell – Secretary, Chief Financial Officer and Director

Natalie Russell joined the AVT in 2001 as corporate secretary and office manager, bringing over 15 years of accounting and business operations experience.  Ms. Russell currently serves as our Acting President, Secretary, Chief Financial Officer and one of our directors.  Prior to AVT she was general office manager and accounting manager at Thompson Building Materials. She was responsible for the overall company’s finance, administration, and payroll for over 150 employees. Natalie also has assisted in raising over 5 million dollars for Nu Gas Technologies in the private venture capital.   Natalie holds a BS in Business Management at the American International University of CA.

James Winsor – Chief Executive Officer and Director

James Winsor is our Chief Engineering Officer and one of our Directors.  Mr. Winsor is primarily responsible for our manufacturing operations and research and development having over 20 years of experience in manufacturing, project management and engineering.  Mr. Winsor has been with us since 2006.  Prior to working for us, Mr. Winsor was employed with Pixel Touch Inc. from February 2003 to April 2006 and for Arral Industries from February 1992 to April of 2006.  Mr. Winsor has a Bachelor of Science degree from California State Polytechnic University, Pomona.

Loretta Vermette – Director

Loretta Vermette is one of our Directors.  Ms. Vermette has been a successful real estate agent for more than 30 years.  She established her real estate career with the prestigious real estate broker Seven Gables Real Estate in Tustin, California. At that time, she specialized in private golf communities of Orange County and established herself by consistently placing in the top 10 percent of California Realtors every year.  Ms. Loretta then joined REMAX Real Estate  marketing downtown condominiums in Orange County, California and became nationally recognized as one of the nation’s top five percent of Realtors as a Certified Residential Specialist in 2003, 2005, 2006 and 2007. Ms. Vermette is the mother of our founder, Shannon Illingworth.

Item 6.                      Executive Compensation.

The following table sets forth the cash compensation paid to our officers and directors for services rendered, and to be rendered:

Summary Compensation Table

						Non-Equity	Nonqualified	All
Name and						Incentive	Deferred	Other
Principal				Stock	Option	Plan	Compensation	Compen
Position	Year	Salary	Bonus	Awards	Awards	Compensation	Earnings	-sation	Total

Natalie Russell	2009	65,000	0	100,000(2)	0	0	0	0	$165,000(1)
Secretary, Chief Financial Officer and Director	2008	65,000	0	100,000(2)	0	0	0	0	$165,000(1)

James Winsor	2009	75,000	0	100,000(2)	0	0	0	0	$175,000(1)
Chief Executive Officer and Director	2008	75,000	0	100,000(2)	0	0	0	0	$175,000(1)

Loretta Vermette	2009	0	0	45,000	0	0	0	0	$45,000(1)
Chairman	2008	0	0	45,000	0	0	0	0	$45,000(1)

(1)           Represented by salary and the issuance of restricted shares of our common stock based on a value of $1.00 per share.

(2)           Represented by such number of restricted shares as is equal to $25,000 issued quarterly based upon the average closing price of our common stock for the ten trading days immediately preceding the first day of each quarter.

Employment Agreements

On January 1, 2010, we entered into a 12 month employment agreement, at a compensation rate of $5,416 per month, with Natalie Russell to serve as our Secretary, Chief Financial Officer and acting President.  The agreement includes quarterly stock awards of such number of restricted shares of our common as is equal to $25,000, based upon the average closing price of our common stock for the 10 trading days immediately preceding the last day of each quarter.  The agreement automatically renews for an additional 12 month term unless terminated earlier by ether party.

On January 1, 2010, we entered into a 12 month employment agreement, at a compensation rate of $6,250 per month, with James Winsor to act as our Chief Executive Officer.  The agreement includes quarterly stock awards of such number of restricted shares of our common as is equal to $25,000, based upon the average closing price of our common stock for the 10 trading days immediately preceding the last day of each quarter.  The agreement automatically renews for an additional 12 month term unless terminated earlier by ether party.

Compensation of Directors

We currently compensate our chairman with restricted shares of our common stock equal to $5,000 per month.  In the future, we may compensate our directors with cash compensation and for reasonable out-of-pocket expenses in attending board of directors meetings and for promoting our business.  From time to time we may request certain members of the board of directors to perform services on our behalf.  In such cases, we will compensate the directors for their services at rates no more favorable than could be obtained from unaffiliated parties.

Compensation Committee

We have not formed an independent compensation committee

Item 7. Certain Relationships and Related Transactions and Director Independence.

Mr. Jon Illingworth is the sole officer and director of SWI Trading, Inc.  Our founder, Shannon Illingworth is the son of Jon Illingworth.  Neither our officers, directors, significant shareholders nor promoters are associated with SWI Trading, Inc.

Because the Company was unable to obtain loans from conventional financial institutions, we received loans from SWI Trading, Inc.   As of January 1, 2008, SWI Trading, Inc. had loaned us a total of $897,318, through direct loans and a convertible promissory note for $761,168 dated November 1, 2006.   The convertible promissory note was a zero interest note maturing on January 1, 2007, and replacing all preexisting debt obligations to SWI Trading, Inc.   At the option of the noteholder, the note converted into restricted shares of the Company’s common stock at $.50 per share.  On January 1, 2008, we entered into an agreement with SWI Trading, Inc. whereby SWI agreed to waive repayment of $500,250 of the $897,318 total owed to SWI Trading, Inc. in exchange for the issuance of $1,724,133 restricted shares of our common stock.  In addition, SWI agreed to waive any claim it may have against us for interest due upon the loan, and/or unpaid compensation due for:  services rendered; research and development fees; technology development fees; loan acquisition services and any other claims.

We have repaid the loans received from SWI Trading, Inc. with cash and shares of our common stock.  Neither Shannon Illingworth nor SWI Trading, Inc. has received any property, contracts, options or rights to our securities relating to any SWI Trading, Inc. loans.  We have not received any additional loans from SWI Trading, Inc other than stated above.  However, we have been advised that SWI Trading, Inc. is willing to loan the Company additional funds in the event that such loans are necessary for our operations.

Prior to April, 2008, we identified a Mexican restaurant that was having financial difficulties and we desired to purchase the restaurant with intent of providing cash flow to the Company and supplying Mexican foods for our vending operations.  Unfortunately, the Company did not have sufficient cash to purchase the restaurant and requested that SWI Trading, Inc. purchase the restaurant with the understanding that the Company would purchase the restaurant from SWI Trading, Inc. with our securities.   Accordingly, the restaurant was purchased by SWI Trading, Inc. and on April 9, 2008, the Company purchased the restaurant from SWI Trading, Inc. with payment of 1,000,000 shares of our Series A Convertible Preferred stock.

On January 1, 2009, we entered into a consulting agreement with SWI Trading, Inc. whereby SWI  Trading, Inc. agreed to provide us with corporate structuring services, financing consulting services, research and development and technology development services, loan acquisition services and the use of its line of credit for a monthly fee of $11,620 and 100,000 restricted shares of our common stock paid quarterly.

For purposes of this Form 10, we have considered SWI Trading, Inc. a related person due to its lending and consulting relationship with us.

Item 8.                      Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.  Our operations are subject to federal, state and local laws and regulations. Other than described in this Item Number, we are not involved in, or the subject of, any pending or existing litigation not arising out of operations in the normal course of business.

AVT, Inc. vs. Russell Lane, et al.

On June 30, 2010, we filed a civil complaint in the Orange County Superior Court against Russell Lane, The Penguin Group, and RTST, Inc.  alleging Libel, False Light and Negligence.  The action arises out of  statements made by the defendants in the book entitled “The Zeros My Misadventures in the Decade Wall Street Went Insane” and an article published on June 28, 2010 in The Daily Beast.  The action does not involve a claim against the Company.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Our common stock is traded on the Pink Sheets (www.pinksheets.com) under the trading symbol “AVTC.PK” The stock price of our stock as has been extremely volatile and an active public market for our common stock may not develop or be sustained.   In addition, the stock market has from time to time experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These kinds of broad market fluctuations may adversely affect the market price of our common stock. For additional information, see “Risk Factors” above.

The following table sets forth the quarterly high and low sale prices of our common stock, as adjusted for the 1 for 3 reverse split occurring on January 17, 2008, for the last two fiscal years through the most recent quarter.

	High Sale	Low Sale
Fiscal Quarters	Price	Price

First Quarter 2008	$2.65	$0.80
Second Quarter 2008	$1.85	$0.90
Third Quarter 2008	$1.25	$0.87
Fourth Quarter 2008	$1.05	$.75
First Quarter 2009	$1.00	$.80
Second Quarter 2009	$.90	$.75
Third Quarter 2009	$.87	$.70
Fourth Quarter 2009	$1.35	$.75

As of September 30, 2010, there are approximately 981 holders of record of our common stock.

We have never declared or paid cash dividends on our common stock.  We anticipate that in the future we will retain any earnings for operation of our business.  Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future.

We currently have no Equity Compensation Plans.  We issue shares of our common stock to our officers and directors pursuant to employment and director agreements.

Item 10.                      Recent Sales of Unregistered Securities.

We have sold unregistered securities to the following accredited investors:

2006
Date of Sale	Purchaser Name	Price ($)	Security	# Shares Sold

1/12/06	Daniel Anguiano	18,750.00	Common Stock	25,000
1/23/06	Rovert Dettle	80,000.00	Common Stock	80,000
1/27/06	Gene Benge	22,500.25	Common Stock	36,667
2/1/06	Mitch Genser	5,000.00	Common Stock	5,000
2/1/06	Lewis Linson	30,000.00	Common Stock	30,000
2/6/06	LT Romankiw	190,000.00	Common Stock	126,667
2/7/06	Diane Ventre	10,000.00	Common Stock	10,000
2/13/06	Marvin Salisbury	7,950.00	Common Stock	10,600
2/13/06	Robert Blanchard	7,500.00	Common Stock	11,667
2/13/06	David Gamache	20,000.00	Common Stock	20,000
2/13/06	Terry Costello	7,500.00	Common Stock	10,001
2/13/06	Richard Alls	15,000.00	Common Stock	10,000
2/16/06	William Popyuk	5,000.00	Common Stock	10,000
2/16/06	Jon Stout	50,000.00	Common Stock	33,334
2/28/06	Kwon Shaikh	175,000.00	Common Stock	175,000
8/4/06	Harry Buehrle	18,500.00	Common Stock	18,500
8/8/06	Kurt Baum	30,000.00	Common Stock	30,000
8/11/06	Ivanna Richardson	25,000.00	Common Stock	25,000
8/17/06	Ron Weisenberger	20,000.00	Common Stock	20,000
8/23/06	Kurt Knecht	125,000.00	Common Stock	125,000
8/23/06	Dennis Marsh	40,000.00	Common Stock	40,000
8/24/06	Chris Harbaugh	6,562.50	Common Stock	13,000
8/29/06	Martyniuk Jaroslaw	30,000.00	Common Stock	30,000
9/1/06	Jon Stout	50,000.00	Common Stock	50,000
9/1/06	Ivanna Richardson	100,000.00	Common Stock	100,000
9/5/06	Kiyoko Kimball	10,000.00	Common Stock	15,000
9/13/06	Kwon Shaikh	58,250.74	Common Stock	58,251
9/13/06	Jon Stout	50,000.00	Common Stock	50,000
9/21/06	Tedd Pedersen	20,000.00	Common Stock	20,000
9/21/06	Bud Myers	50,000.00	Common Stock	50,000
9/21/06	Kurt Knecht	40,126.75	Common Stock	73,334
9/26/06	Ray Ready	10,000.00	Common Stock	10,000
9/26/06	Jeanelle Washburn	5,000.00	Common Stock	5,000
9/26/06	Options in Simplicity	15,000.00	Common Stock	15,000

2007
Date of Sale	Purchaser Name	Price ($)	Security	# Shares Sold

2/22/07	Ellen Epstein	15,000.00	Note
3/22/07	Ellen Epstein	15,000.00	Note
3/22/07	John Dawson	25,000.00	Note
3/29/07	Charles Weber	10,000.00	Note
3/29/07	David Eaton	15,000.00	Note
4/8/07	John Dawson	50,000.00	Note
4/17/07	Charles Weber	13,333.00	Note
4/20/07	Craig Skott	15,000.00	Note
4/30/07	Kenneth Mork	15,000.00	Note
5/2/07	Kenneth Yarbrough	20,000.00	Note
5/17/07	Gary Fox	15,000.00	Note
5/19/07	Tillie Edelstein	7,500.00	Note
5/24/07	George Hartman	20,000.00	Note
5/25/07	Robert Macias	5,000.00	Note
6/12/07	Jon Stout	50,000.00	Note
6/18/07	Perry Family Trust	15,000.00	Note
7/19/07	Ron Weisenberger	15,000.00	Note
8/13/07	Terry Nordsieck Living Trust	20,000.00	Note
8/21/07	James King	7,500.00	Note
8/29/07	Ralph Eschenbach	30,000.00	Note
9/13/07	Gary Fox	15,000.00	Note
9/28/07	Eugene Zack	10,000.00	Note
10/17/07	Ian Ihnatowycz	700,000.00	Note
10/17/07	Ian Ihnatowycz	50,000.00	Note
11/2/07	Jon Stout	50,000.00	Note
12/13/2007	John Blasingame	111,621.00	Note

3/31/07	Richard Kahle	100,000.00	Common Stock	100,000
4/2/07	Bern Mendenhall	10,000.00	Common Stock	10,000
5/17/07	Bern Mendenhall	10,000.00	Common Stock	10,000
5/24/07	Stuart Feick	100,000.00	Common Stock	181,818
6/1/07	Diane Wendin	50,000.00	Common Stock	90,909
6/21/07	Jane Cantor	50,000.00	Common Stock	90,909
7/2/07	Stuart Feick	50,000.00	Common Stock	90,909
7/11/07	Stuart Feick	50,000.00	Common Stock	90,909
7/16/07	Anita Tremain	50,000.00	Common Stock	90,909
7/27/07	Meg Aliano	15,000.00	Common Stock	27,273
8/17/07	William Blundin	30,000.00	Common Stock	54,545
8/27/07	Diane Wendin	50,000.00	Common Stock	90,909
9/4/07	Anita Tremain	50,000.00	Common Stock	90,909
9/4/07	Jane Cantor	50,000.00	Common Stock	90,909
9/21/07	Stuart Feick	50,000.00	Common Stock	90,909
9/28/07	David Stillwell	10,000.00	Common Stock	18,182
10/8/07	David Stillwell	50,000.00	Common Stock	90,909
10/10/07	William Blundin	20,000.00	Common Stock	36,364
10/12/07	Anita Tremain	50,000.00	Common Stock	90,909
10/12/07	Diane Wendin	50,000.00	Common Stock	90,909
10/12/07	Stuart Feick	50,000.00	Common Stock	90,909
10/16/07	David Stillwell	50,000.00	Common Stock	90,909
10/17/07	Lawrence Zaffuto	10,000.00	Common Stock	18,182
10/17/07	Stuart Feick	50,000.00	Common Stock	90,909
10/19/07	Dennis Gardner	20,000.00	Common Stock	36,364
10/24/07	Anita Tremain	50,000.00	Common Stock	90,909
10/24/07	Stuart Feick	50,000.00	Common Stock	90,909
10/25/07	David Silbernagel	20,000.00	Common Stock	36,364
10/30/07	David Stillwell	40,000.00	Common Stock	53,333
11/6/07	Douglas Feick	45,000.00	Common Stock	81,818

12/31/07	SWI Trading, Inc.	Debt Conversion	Preferred Stock	1,200,000

2008
Date of Sale	Purchaser Name	Price ($)	Security	# Shares Sold

1/4/08	Kathleen Sturtevant	25,000.00	Note
2/4/08	Gonzalo Alvarado	25,000.00	Note
2/6/08	Kathleen Sturtevant	50,000.00	Note
4/10/08	Charlene Toth	50,000.00	Note
5/14/08	Donald Kimmel	20,000.00	Note
6/16/08	Bob Long	50,000.00	Note
6/30/08	Robert Donegas	10,000.00	Note
7/1/08	Parnow Invstmnt Fnd	150,000.00	Note
7/3/08	You Benefit/ Beatrice Hart	60,000.00	Note
7/10/08	Eugene Thomas	10,000.00	Note
7/10/08	Richard Engleke	10,000.00	Note
8/8/08	Robert E. Smith	10,000.00	Note
8/14/08	Richard Engleke	20,000.00	Note
8/18/08	Karen Smith	10,000.00	Note
8/19/08	Parnow Invstmnt Fnd	200,000.00	Note
8/21/08	Irene Kost	20,000.00	Note
8/29/08	Donald Kimmel	30,000.00	Note
9/12/08	Gilbert Forester	10,000.00	Note
10/7/08	Joe & Crystalee Bruce	15,000.00	Note
10/10/08	James Savoy	5,000.00	Note
10/23/08	Charles Bogden	25,000.00	Note
10/29/08	Gerhard Martus	25,000.00	Note
11/13/08	Mitch Genser	25,000.00	Note
11/17/08	Max Perry	30,000.00	Note
11/19/08	David P. Schulz	10,000.00	Note
11/19/08	Edward Durban	10,000.00	Note
12/3/08	Stuart Borden	10,000.00	Note
12/9/08	Kyle Gerber	10,000.00	Note
12/10/08	Robert Hilt	10,000.00	Note
12/17/08	Jason Savage	10,800.00	Note

1/29/08	Gonzalo Alvarado	25,000.00	Common Stock	36,514
2/18/08	Dennis Marsh	40,000.00	Common Stock	57,333
4/8/08	Norman Gritton	20,000.00	Common Stock	32,202
4/11/08	Ralph Adams	10,000.00	Common Stock	14,333
5/29/08	Coye Dahlstrom	40,000.00	Common Stock	40,000
5/29/08	Randal Mackintosh	60,000.00	Common Stock	60,000
5/29/08	Marie Mackintosh	100,000.00	Common Stock	100,000
6/6/08	Mr. Maynard	50,000.00	Common Stock	66,667
6/27/08	David Stillwell	25,000.00	Common Stock	35,833
7/3/08	Joan Mazon	50,000.00	Common Stock	50,000
7/3/08	Ken Marston	40,000.00	Common Stock	40,000
7/15/08	David Stillwell	25,000.00	Common Stock	35,833
7/22/08	Ralph Adams	15,000.00	Common Stock	21,500
7/29/08	Curt Mason	10,000.00	Common Stock	12,696
7/30/08	David Silbernagel	50,000.00	Common Stock	66,667
8/12/08	Derek Stillwell	10,000.00	Common Stock	14,333
8/14/08	David Stillwell	50,000.00	Common Stock	66,162
8/18/08	Richard Abe	25,000.00	Common Stock	33,333
8/29/08	Ralph Adams	25,000.00	Common Stock	30,990
9/16/08	George Woloshyn	38,570.00	Common Stock	55,100
9/19/08	George Woloshyn	81,430.00	Common Stock	116,328
11/3/08	Richard Abe	25,000.00	Common Stock	50,000
11/12/08	George Woloshyn	100,000.00	Common Stock	200,000
11/19/08	David Stillwell	25,000.00	Common Stock	25,000
11/20/08	Clinton Fitzgerald	10,000.00	Common Stock	14,440
12/15/08	Clinton Fitzgerald	10,000.00	Common Stock	14,450
12/16/08	Don Kimmel	20,000.00	Common Stock	40,000

12/31/08	SWI Trading, Inc.	Issued as consideration to purchase 100% of the AC Mexican Food, Inc. Restaurant	Preferred Stock	1,000,000

1/1/2009 - 3/31/2009
Date of Sale	Purchaser Name	Price ($)	Security	# Shares Sold

1/8/09	John Knipf	50,000.00	Note
1/12/09	Fred Popper	20,000.00	Note
1/23/09	Edward Durban	10,000.00	Note
1/26/09	Stuart Borden	10,000.00	Note
1/27/09	Richard Engelke	20,000.00	Note
2/4/09	Robert Hilt	10,000.00	Note
2/11/09	David Schulz	10,000.00	Note
2/24/09	George Woloshyn	80,000.00	Note
2/25/09	Richard Abe	20,000.00	Note
3/30/09	Gerhard Duesterhoeft	15,000.00	Note

1/12/09	Fred Popper	10,000.00	Common Stock	21,368
3/5/09	Earl Zack	15,000.00	Common Stock	30,000
3/11/09	Edward Durban	10,000.00	Common Stock	20,000
3/12/09	Ralph Adams	20,000.00	Common Stock	40,000
3/18/09	Ron Weisenburger	20,000.00	Common Stock	40,000
3/23/09	Andre Maynard	60,000.00	Common Stock	75,000
3/27/09	David Stillwell	25,000.00	Common Stock	50,000

4/1/2009 – 6/30/09
Date of Sale	Purchaser Name	Price ($)	Security	# Shares Sold

4/16/09	Gerhard Duesterhoeft	10,000.00	Note
4/17/09	Robert J. Stewart IRA	20,000.00	Note
4/29/09	The Fick Family Tst	20,000.00	Note
4/29/09	Bob Long	50,000.00	Note
4/3/09	Mark Dybvig	10,000.00	Note
6/26/09	The Fick Family Tst	30,000.00	Note

4/13/09	David Stillwell	25,000.00	Common Stock	50,000
4/13/09	Robert D. Long	20,000.00	Common Stock	40,000
6/1/09	Robert D. Long	20,000.00	Common Stock	40,000

7/1/09 – 9/30/09
Date of Sale	Purchaser Name	Price ($)	Security	# Shares Sold

7/06/09	EB Mendenhall	20,000.00	Note
7/17/09	Earl Zack	15,000.00	Note
8/13/09	Al Sanderson	40,000.00	Note
9/10/09	Douglas Kruegar	10,000.00	Note
9/18/09	Pointdexter	100,000.00	Note
9/29/09	Shannon Allan	35,000.00	Note

7/10/09	Richard C. Engelke	10,000.00	Common Stock	20,000
7/14/09	Ron Weisenburger	20,000.00	Common Stock	40,000
7/17/09	George Woloshyn	50,000.00	Common Stock	100,000
7/17/09	Edward J. Durban	10,000.00	Common Stock	20,000
7/28/09	Charlotte P. Engelke	20,000.00	Common Stock	40,000
8/10/09	Al Hickenbotham	10,000.00	Common Stock	20,000
8/21/09	George Woloshyn	40,000.00	Common Stock	80,000
8/24/09	Richard C. Engelke	10,000.00	Common Stock	20,000
8/25/09	Irene Kost	20,000.00	Common Stock	40,000
9/9/09	Dan Breeding	10,000.00	Common Stock	20,000
9/28/09	Stuart M. Benjamin	6,500.00	Common Stock	10,000

10/1/09 – 12/31/09
Date of Sale	Purchaser Name	Price ($)	Security	# Shares Sold

10/13/09	Gerhard Duesterhoeft	5,000.00	Note
10/14/09	Donald Kimmel (Kimmel Family Trust)	25,000.00	Note
12/07/09	Kenneth Thomson	25,000.00	Note
12/08/09	Gert Grobler	9,985.00	Note
12/11/09	David Stillwell	25,000.00	Note
12/14/09	Paul Morgan	50,000.00	Note
12/15/09	Jake Hunsaker	75,000.00	Note
12/16/09	Earl Zack	35,000.00	Note
12/16/09	Thomas Rhodes	300,000.00	Note
12/17/09	Douglas Ayres	200,000.00	Note
12/21/09	Terrace Resources LLC	50,000.00	Note
12/23/09	Bruce A. Smith	25,000.00	Note
12/29/09	Richard Evett	50,000.00	Note

10/01/09	Anwar Ali	$6,500.00	Common Stock	10,000
10/12/09	Kyle Gerber	100,000.00	Common Stock	200,000
10/15/09	Samuel Gerber	25,000.00	Common Stock	45,455
11/05/09	Craig Skott	25,000.00	Common Stock	45,455
11/12/09	Kurt Mauer	25,666.59	Common Stock	46,000
11/19/09	Neal Bhatia	10,000.00	Common Stock	18,182
12/02/09	Richard Kahle	35,000.00	Common Stock	70,000
12/03/09	Michael Hankins	50,000.00	Common Stock	100,000
12/04/09	Mike Hopkins	50,000.00	Common Stock	100,000
12/04/09	Samuel Gerber	25,000.00	Common Stock	45,454
12/07/09	Blake Barns	25,000.00	Common Stock	45,455
12/08/09	Michael Louscher	37,500.00	Common Stock	68,182
12/09/09	Gert Grobler	20,385.00	Common Stock	37,064
12/09/09	John Phalen	55,000.00	Common Stock	100,000
12/09/09	David Holle	35,000.00	Common Stock	70,000
12/11/09	Blake Barns	50,000.00	Common Stock	90,910
12/11/09	Blake Barns	25,000.00	Common Stock	45,455
12/11/09	Mike Lopez	10,000.00	Common Stock	18,182
12/11/09	Carl Guerra	10,000.00	Common Stock	18,182
12/14/09	Paul Morgan	50,000.00	Common Stock	90,909
12/14/09	Debra Butler	40,959.00	Common Stock	74,471
12/16/09	Richard Kahle	30,000.00	Common Stock	60,000
12/17/09	Craig Skott	18,000.00	Common Stock	32,727
12/17/09	Richard Engelke	25,000.00	Common Stock	38,462
12/18/09	Kevin Prendiville	100,000.00	Common Stock	166,667
12/22/09	Richard Kahle	35,000.00	Common Stock	70,000
12/23/09	Angelo Besbekos Trust	12,500.40	Common Stock	22,728
12/23/09	Maria Besbekos Trust	12,500.40	Common Stock	22,728
12/23/09	Katherine Besbekos Trust	25,000.25	Common Stock	45,455
12/23/09	Spiro Besbekos Trust	25,000.25	Common Stock	45,455
12/29/09	Neal Bhatia	10,000.00	Common Stock	20,000

01/01/2010 - 03/31/2010
Date of Sale	Purchaser Name	Price	Security	# of Shares Sold
01/11/10	John Hubbs	$25,000.00	Common Stock	33,333
01/14/10	Irene Tcholokhin	$12,500.00	Common Stock	16,667
01/20/10	David Wunsch	$36,000.00	Common Stock	60,000
01/20/10	Solange Ohana	$36,000.00	Common Stock	60,000
01/21/10	Linda Zanze	$20,000.00	Common Stock	36,364
01/26/10	Scott Ohana	$36,000.00	Common Stock	60,000
02/02/10	Donovan Working	$50,000.00	Common Stock	66,667
02/04/10	Carol Vogt	$12,732.38	Common Stock	23,150
02/08/10	Blake Barnes	$25,000.00	Common Stock	38,462
02/11/10	Kent W. Rash	$15,000.00	Common Stock	23,077
02/19/10	David Wall	$10,000.00	Common Stock	13,333
02/24/10	Paul Edwards	$25,000.00	Common Stock	35,714
03/01/10	Richard Kahle	$20,000.00	Common Stock	30,769
03/17/10	Andre Maynard	$45,000.00	Common Stock	60,000
03/18/10	Craig Skott	$19,000.00	Common Stock	35,545

01/06/10	William Stinchfield	$30,000.00	Note
01/07/10	Meynardo J. Ascio	$50,000.00	Note
01/12/10	Richard Fick	$20,000.00	Note
01/19/10	Carrie Mork	$15,000.00	Note
01/19/10	Kenneth Mork	$15,000.00	Note
01/21/10	Lara Ohana (Sterling Trust)	$19,000.00	Note
02/03/10	Richard Evett	$30,000.00	Note
03/03/10	Donald Kimmel	$25,000.00	Note

04/01/2010 – 06/30/2010
Date of Sale	Purchaser’s Name	Price	Security	# of Shares Sold

04/01/10	Thomas A. Caruso	$120,480.00	Common Stock	172,114
04/16/10	Kathleen M. Mueller	$12,000.00	Common Stock	16,000
04/26/10	Dana J. Bruns	$20,000.00	Common Stock	26,667
05/04/10	Thomas A. Caruso	$490.00	Common Stock	743
05/10/10	Gabriel Pizano	$30,000.00	Common Stock	40,000
05/12/10	Christa McCann	$6,000.00	Common Stock	8,000
05/18/10	Christa McCann	$5,970.00	Common Stock	8,000
05/19/10	Robert Burki	$6,000.00	Common Stock	8,000
05/21/10	Robert Burki	$6,000.00	Common Stock	8,000
06/09/10	Paula Greco	$9,695.00	Common Stock	12926
04/01/10	Thomas A. Caruso	$120,480.00	Common Stock	172,114
04/16/10	Kathleen M. Mueller	$12,000.00	Common Stock	16,000

04/01/10	Sylvia Ochs	$25,000.00	Note
04/09/10	Griselda M. Ballester	$50,000.00	Note
06/11/10	Stephen Paul Yarosko	$5,000.00	Note
06/11/10	Anthony C. Dematteo	$5,000.00	Note
06/25/10	John Dawson	$20,000.00	Note
04/01/10	Sylvia Ochs	$25,000.00	Note

07/01/2010 - 09/30/2010
Date of Sale	Purchaser Name	Price	Security

8/6/2010	David Peacock (Triple T Dairy Commodities)	$25,000.00	Note
08/10/10	Lucas A. Morea	$200,000.00	Note
08/30/10	Fernando J. Negro	$50,000.00	Note
09/02/10	Kevin T. Hamilton	$25,000.00	Note
09/29/10	Samuel Gerber	$50,000.00	Note
10/27/10	Francis D. Rosenberger	$25,000.00	Note

The issuance of securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act of 1933 and Regulation D as transactions by an issuer not involving any public offering.  The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising.

We intend to use the proceeds from sale of the securities for the purchase of equipment for vending operations, vending machines, supplies and payroll for 0perations, professional fees, and working capital.

           There were no underwritten offerings employed in connection with any of the transactions set forth above.

Item 11.                      Description of Registrant’s Securities to be Registered.

The following description of our capital stock is a summary of the material terms of our capital stock. This summary is subject to and qualified in its entirety by our Articles of Incorporation and Bylaws, and by the applicable provisions of California law.

Our authorized capital stock consists of 110,000,000 shares of stock consisting of (i) 100,000,000 shares of common stock, $0.001 par value per share (the “Common Stock”) of which 35,700,459 shares are issued and outstanding as of September 30, 2010 , and (ii) 10,000,000 shares of preferred stock, $0.001 par value per share (the “Preferred Stock”) of which 2,033,333 shares have been issued. Stockholders do not have any preemptive or subscription rights to purchase shares in any future issuance of our common stock.

Common Stock

The Board of Directors is authorized to issue 100,000,000 shares of common stock, of which 35,700,459 shares are issued and outstanding as of September 30, 2010. Each share of our common stock is entitled to share pro rata in dividends and distributions with respect to our common stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has any preemptive right to subscribe for any of our securities. Upon our dissolution, liquidation or winding up, the assets will be divided pro rata on a share-for-share basis among holders of the shares of common stock after any required distribution to the holders of preferred stock, if any. All shares of common stock outstanding are fully paid and non-assessable.

Dividend Policy

Subject to any preferential rights of any series of preferred stock, holders of shares of common stock will be entitled to receive dividends on the stock out of assets legally available for distribution when, as and if authorized and declared by our Board of Directors.  We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds for use in our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made by the discretion of our Board of Directors and will depend on a number of factors, including the future earnings, capital requirements, financial condition and future prospects and such other factors as our Board of Directors may deem relevant. Payment of dividends on the common stock may be restricted by loan agreements, indentures and other transactions entered into by us from time to time. We do not anticipate the payment of cash dividends on our common stock in the foreseeable future.

Voting Rights

Holders of common stock are entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any series of preferred stock, the holders of the shares possess all voting power.   The holders of shares of our common stock do not have cumulative voting rights in connection with the election of the board of directors, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Liquidation Rights

Subject to any preferential rights of any series of preferred stock, holders of shares of common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up.

Absence of Other Rights

Holders of common stock have no preferential, preemptive, conversion or exchange rights.

 Preferred Stock

The Board of Directors is authorized, without further shareholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series and the Board of Directors may fix the rights, preferences and designations thereof.  At this time the Board of Directors has designated 3,000,000 shares of our preferred stock as Series A Convertible Preferred Stock of which 2,033,333 shares are issued and outstanding as of December 31, 2009.  The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Conversion Rights

Each share of our Series A Preferred Stock may be convertible, at the option of the holder thereof and subject to notice requirements described herein, at any time, into six (6) shares of our common stock.

Liquidation Preference

The holders of our Series A Convertible Preferred Stock are entitled to receive, prior to the holders of the other series of our  Preferred Stock and prior and in preference to any distribution of our assets or surplus funds to the holders of any other shares of stock of the corporation by reason of their ownership of such stock, an amount equal to $0.37 per share with respect to each share of Series A Convertible Preferred Stock, plus all declared but unpaid dividends with respect to such share.

Voting Rights

Except as otherwise required by law, the holders of our Series A Convertible Preferred Stock vote; (i) as a single class and shall have such number of votes as is determined by multiplying (a) the number of shares of Series A Convertible Preferred Stock held by such holder, (b) the number of issued and outstanding shares of our Series A Convertible Preferred Stock and Common Stock as of the record date for the vote, or, if no such record date is established, as of the date such vote is taken or any written consent of stockholders is solicited, and (c) 0.00000025; and (ii) the holders of our Common Stock shall have one vote per share of Common Stock held as of such date.

Item 12.                      Indemnification of Directors and Officers.

Nevada Statutes

Section 78.7502 of the Nevada Revised Statutes, as amended, provides for the indemnification of the Company’s officers, directors, employees and agents under certain circumstances as follows:

“1.           A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

(a)           Is not liable pursuant to NRS 78.138; or
(b)
Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2.           A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

(a)           Is not liable pursuant to NRS 78.138; or
(b)	Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3.           To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.”

Section 78.751 of the Nevada Revised Statutes describes the authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses as follows:

“1.  Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)           By the stockholders;
(b)	By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
(c)	If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
(d)	If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

2.  The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

3.  The indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a)           Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.”

Charter Provisions

Our Amended Articles of Incorporation provide for indemnification of our officers and directors as follows:

SEVENTH.  No director or shareholder shall be personally liable to the corporation or its shareholders for money damages except as provided in the Nevada Revised Statues.

Bylaws

Our bylaws provide for the indemnification of our officers and directors as follows:

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES,
AND OTHER AGENTS

Section 1                      ACTIONS OTHER THAN BY THE CORPORATION.  The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful.  The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

Section2                                ACTIONS BY THE CORPORATION.  The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees, actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.  Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 3                      SUCCESSFUL DEFENSE.  To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Section 4                      REQUIRED APPROVAL.  Any indemnification under Sections 1 and 2, unless ordered by a court or advanced pursuant to Section 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances.  The determination must be made:

(a) By the stockholders;

(b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

(c) If a majority vote of a quorum  consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Section 5                      ADVANCE OF EXPENSES.  The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation.  The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

Section 6                      OTHER RIGHTS.  The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this Article VI:
Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to Section 2 or for the advancement of expenses made pursuant to Section 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Section 7                      INSURANCE.  The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article VI.

Section 8                      RELIANCE ON PROVISIONS.  Each person who shall act as an authorized representative of the corporation shall be deemed to be doing so in reliance upon the rights of indemnification provided by this Article.

Section 9                      SEVERABILITY.  If any of the provisions of this Article are held to be invalid or unenforceable, this Article shall be construed as if it did not contain such invalid or unenforceable provision and the remaining provisions of this Article shall remain in full force and effect.

Section 10                      RETROACTIVE EFFECT.  To the extent permitted by applicable law, the rights and powers granted pursuant to this Article VI shall apply to acts and actions occurring or in progress prior to its adoption by the board of directors.

Agreements

Pursuant to compensation agreements with selected officers and directors, we have agreed, to the maximum extent permitted by law, to defend, indemnify and hold harmless the officers and directors against any costs, losses, claims, suits, proceedings, damages or liabilities to which our officers and directors become subject to which arise out of or are based upon or relate to our officers and directors engagement by the company.

Item 13. Financial Statements and Supplementary Data.

Please see our financial statements attached to the end of this registration statement.

Item 14.                      Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

As required by item 304 of regulation S-K, the PCAOB revoked the registration of our prior auditor Lawrence Scharfman, as of  May 11, 2009, our new auditor is Larry O'Donnell. Larry O'Donnell has re-audited our financial statements for the periods of December 31 2007 and  December 31, 2008.

Item 15.                       Financial Statements and Exhibits

a.           Financial Statements

We have included the following financial statements and notes with this registration statement:

1.           Audited Financial Statements and Notes for the years ended December 31, 2008 and December 31, 2009.

b.           Exhibits

	Exhibit	Form	Filing	Filed with
Exhibits	#	Type	Date	This Report

Certificate of Incorporation filed with the Secretary of State of Delaware on February 25, 1969.	3.1	10	8/14/2008

Certificate of Amendment filed with the Secretary of State of Delaware on December 16, 1985.	3.2	10	8/14/2008

Certificate of Amendment filed with the Secretary of State of Delaware on March 5, 1987.	3.3	10	8/14/2008

Certificate of Amendment filed with the Secretary of State of Delaware on February 11, 1991.	3.4	10	8/14/2008

Certificate of Renewal filed with the Secretary of State of Delaware on January 14, 2005.	3.5	10	8/14/2008

Certificate of Amendment filed with the Secretary of State of Delaware on September 22, 2005.	3.6	10	8/14/2008

Amended and Restated Certificate of Amendment of Incorporation filed with the Secretary of State of Delaware on April 28, 2006.	3.7	10	8/14/2008

Articles of Incorporation filed with the Nevada Secretary of State on September 24, 2007.	3.8	10	8/14/2008

Certificate of Amendment filed with the Nevada Secretary of State on November 30, 2007.	3.9	10	8/14/2008

Certificate of Merger filed with the Secretary of State of Delaware on December 11, 2007.	3.10	10	8/14/2008

Certificate of Designation of Rights, Preferences, Privileges and Restrictions of Series A Convertible Preferred Stock filed with the Nevada Secretary of State on March 5, 2008.	3.11	10	8/14/2008

Amended and Restated Bylaws dated March 12, 2008.	3.12	10	8/14/2008

Consulting Agreement effective October 1, 2006 between Automated Vending Technologies, Inc. and Star Capital.	10.1	10	8/14/2008

Consulting Agreement effective January 1, 2006, Between Automated Vending Technologies, Inc. and SWI Trading, Inc.	10.2	10	8/14/2008

Employment Agreement effective May 1, 2006, by and between Automated Vending Technologies, Inc. and James Winsor.	10.3	10	8/14/2008

Employment Agreement effective as of January 1, 2006 by and between Automated Vending Technologies, Inc., and Natalie Bishop.	10.4	10	8/14/2008

Lease Agreement effective January 1, 2007 by and between AVT, Inc. and SWI Trading, Inc.	10.5	10	8/14/2008

Employment Agreement effective as of January 1, 2008 by and between AVT, Inc. and Natalie Russell.	10.6	10	8/14/2008

Employment Agreement effective January 1, 2008, by and between AVT, Inc. and James Winsor.	10.7	10	8/14/2008

Consulting Agreement effective January 1, 2008, by and between AVT, Inc. and Star Capital IR Corp.	10.8	10	8/14/2008

Consulting Agreement effective January 1, 2008, by and between AVT, Inc. and SWI Trading, Inc. (Attached as an exhibit to our Registration Statement on Form 10-SB filed with the Commission on August 14, 2008)	10.9	10	8/14/2008

Consulting Agreement effective March 1, 2008, by and between AVT, Inc. and SNI Innovations, Inc.	10.10	10	8/14/2008

Consulting Agreement effective September 1, 2008, by and between AVT, Inc. and Star Capital IR Corp.	10.11	10/A-1	2/24/2009

Agreement and Plan of Merger dated December 3, 2007 by and between Automated Vending Technologies, Inc. and AVT, Inc.	10.12	10/A-1	2/24/2009

Consulting Agreement effective January 1, 2008, by and between AVT, Inc. and SWI Trading, Inc.	10.13	10/A-2	7/29/09

Employment Agreement effective as of January 1, 2009 by and between AVT, Inc. and Natalie Russell.	10.14	10/A-1	2/24/2009

Employment Agreement effective January 1, 2009, by and between AVT, Inc. and James Winsor.	10.15	10/A-1	2/24/2009

SWI Trading, Inc, note effective November 1, 2006	10.16	10/A-2	7/2/09

SWI Trading Loan Cutback Agreement dated January 31, 2008	10.17	10/A-3	11/19/2009

Consulting Agreement effective September 1, 2009, by and between AVT, Inc. and Star Capital IR Corp.	10.18	10/A-3	11/19/2009

Employment Agreement effective as of January 1, 2010 by and between AVT, Inc. and Natalie Russell.	10.19	10/A-6	10/12/2010

Employment Agreement effective January 1, 2010, by and between AVT, Inc. and James Winsor.	10.20	10/A-6	10/12/2010

Code of Ethics	14.1	10	8/14/2008

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AVT, INC.

Date: November 30, 2010	By: /s/	Natalie Russell
                                     Natalie Russell
                                                                                                                 Secretary

AVT, INC.

Page

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets	F-3

Statements of Income	F-4

Statements of Changes in Stockholders' Equity	F-5

Statements of Cash Flows	F-6

Notes to Financial Statements	F-7

F-1

Larry O'Donnell, CPA, P.C.

Telephone (303) 745-4545 Fax (303) 369-9384 Email larryodonnellcpa@msn.com www.larryodonnellcpa.com	2228 South Fraser Street Unit I Aurora, Colorado 80014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
AVT, Inc.

I have audited the accompanying balance sheet of AVT, Inc. as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of , Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

Larry O’Donnell, CPA, PC
April 12, 2010

AVT, INC.
BALANCE SHEETS

	December 31, 2009	December 31, 2008
ASSETS
Current Assets:
Cash	$1,078,252	$56,547
Accounts receivable, net	1,882,535	259,230
Inventory	395,461	590,597
Other current assets	0	60,899
Total current assets	3,356,248	967,273

Property and equipment
Vending equipment and systems	2,073,457	1,808,781
Vehicles	454,191	323,502
Machinery and equipment	500,000	500,000
Office equipment and furniture	487,595	264,264
Building and leasehold improvements	194,051	186,350
Less: accumulated depreciation	(1,074,604)	(965,526)
Property and equipment, net	2,634,690	2,117,371

Intangible assets, net	11,346,523	10,884,937
Goodwill	1,262,526	987,483
Total assets	$18,599,987	$14,957,064

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	114,402	146,866
Other current liabilities	330,653	32,013
Total current liabilities	$445,055	$178,879

Long-term liabilities:
Long-term debt	251,464	231,551
Notes payable	1,476,996	734,030
Total long-term liabilities	1,728,460	965,581
Total Liabilities	2,173,515	1,144,460

Stockholders' equity
Preferred stock	2,200	2,200
Common stock, 100,000,000 shares authorized, $.001 par value,
$27,354,261 shares issued and outstanding	23,190	20,629
Additional paid in capital	22,940,553	20,446,914
Accumulated deficit	(6,539,471)	(6,657,139)
Total stockholders' equity	16,426,472	13,812,604
Total liabilities and stockholders' equity	$18,599,987	$14,957,064

F-3
(See Notes to Financial Statements)

AVT, INC.
STATEMENTS OF INCOME

	December 31, 2009	December 31, 2008
Revenues:
Vending machine products and participation	$1,124,001	$1,336,621
Vending machine manufacturing and fabrication	2,429,506	958,064
Non-vending	877,647	661,960
Total revenues	4,431,154	2,956,645

Operating costs and expenses:
Cost of vending machine products	568,762	601,152
Cost of vending manufacturing	880,177	148,161
Cost of non-vending revenues	238,882	187,803
General and administrative	2,109,079	1,591,056
Depreciation expense	500,179	391,101
Total operating costs and expenses	4,297,079	2,919,273

Income from operations	134,075	37,371

Other income (expense)
Interest expense	17,008	2,243
Provision for Income Taxes
Total other income (expense)	17,008	2,243

Net Income	$117,067	$35,128
Net income per share - basic	$0.01	$0.01
Net income per share - diluted	$0.01	$0.01
Average shares outstanding	27,354,261	21,149,620
Weighted average shares outstanding	43,436,579	35,716,383

F-4
(See Notes to Financial Statements)

AVT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

								Total
		Preferred Stock		Common Stock		Additional	Accumulated	Stockholders'
		Shares	Amount	Shares	Amount	Paid In Capital	Deficit	Equity

Balance at December 31, 2007	*	1,200,000	1,200	13,441,310	18,416	18,016,080	(6,692,267)	11,343,429

Issuance of common stock				7,083,163	1,421	2,430,834		2,432,255

Issuance of preferred stock		1,000,000	1,000					1,000

Issuance of common stock for conversion of preferred		(166,667)			167			167

Issuance of common stock for conversion of notes payable				625,147	625			625
for 1 thru 4

Net Income (Loss) for the year ended December 31,2008				—	—		35,728	35,728

Balance at December 31, 2008		2,033,333	2,200	21,149,620	20,629	20,446,914	(6,656,539)	13,813,204

Issuance of common stock				5,255,456	1,597	2,493,639		2,495,236

Issuance of common stock for conversion of notes payable				949,185	964			964

Net Income (Loss) for the year ended December 31,2008							117,068	117,068

Balance at December 31, 2009		2,033,333	2,200	27,354,261	23,190	22,940,553	(6,539,471)	16,426,472

* Amounts have been restated to reflect the 1 for 3 reverse split in January 2008
F-5
(See Notes to Financial Statements)

AVT, INC.
STATEMENTS OF CASH FLOWS

	December 31, 2009	December 31, 2008
Cash flows from operating activities:
Net income	$117,068	$35,128

Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation/ Amortization	109,078	663,047
Changes in operating assets and liabilities:
Accounts receivable	(1,623,305)	(74,733)
Inventory	195,136	784
Accounts payable and accrued expenses	327,075	56,703
Net cash provided by (used in) operating activities	(874,948)	680,929

Cash flows from investing activities
Purchases of property and equipment	(626,396)	(1,335,265)
Route Purchases/ Contracts	0	0
Other Assets	(275,043)	(587,483)
Intangible Assets	(461,586)	(1,504,647)
Net cash provided by (used in) investing activities	(1,363,025)	(3,427,395)

Cash flows from financing activities
Proceeds from (payments on) notes payable, net	742,966	(528,770)
Equipment Leases	19,912	71,117
Proceeds from the issuance of common stock	2,496,800	3,115,653
Net cash provided by (used in) financing activities	3,259,678	2,658,000

Net increase (decrease) in cash	1,021,705	(88,465)

Cash, beginning of year	56,547	145,012
Cash, end of year	$1,078,252	$56,547

Supplimental disclosure of cash flow information:
Cash paid during the period for:
Interest	$17,008	$2,243
Sales taxes	$57,750	$87,483

F-6
(See Notes to Financial Statements)

AVT, INC.
NOTES TO FINANCIAL STATEMENTS
(12/31/09)

1. ORGANIZATION AND NATURE OF OPERATIONS

The Company was originally organized under the laws of the State of Delaware on February 26, 1969, as Infodex, Inc. At that time, the Company was engaged in the development, manufacturing and selling of various electronic devices, especially in the preparation various types of oscilloscopes known as “CRT” display modules.  In March 2005, the Company was renamed to Midwest Venture Group, Inc. and In September 2005, the Company again changed its name to Automated Vending Technologies, Inc. to better reflect the Company’s primary operations as a vending machine manufacturer and vending route operator.  In January, 2008, the Company changed its state of domicile to Nevada, changed its name to AVT, Inc. and completed a 1 for 3 reverse split of its common stock.  In April 2008, the Company acquired 100% of the outstanding common stock of AC Mexican Food, Inc., dba Jalapeno’s Mexican food restaurant and as further described in Note 6.

Our primary focus is on the design and manufacture of vending and product dispensing systems which utilize an inventive approach on development, integration of technology and advertising media.  AVT’s designs are innovative in that our systems exploit the use of an integrated PCs, having internet connectivity among a variety of other components that work in concert with the PC such as, printers, credit card readers, wireless devices, RF modules and just about any peripheral that is capable of connecting to a PC.  As a design manufacture, creator of specialty application software and integrator of technology, our products define the cutting edge of the vending and dispensing industry and position us as a leader and industry innovator.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s policy is to use the accrual method of accounting to prepare and present financial statements, which conform to generally accepted accounting principles in the United States (GAAP). The company has a December 31st year end.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased, to be cash equivalents.

Concentration of Credit Risk

The Organization places its cash deposit with high-credit quality, Federal Deposit Insurance Corporation (FDIC) insured financial institutions. Financial instruments that potentially subject the Organization to concentrations of credit risk consist primarily of cash deposits in excess of FDIC’s insurance limit of $250,000.    Management believes the financials risk associated the cash deposits in excess of this limit is minimal and has not experienced any losses to date.

Accounts Receivable

The Company is also subject to credit risk as it extends credit to its customers, mostly on an unsecured basis after performing certain credit analysis.  All receivable accounts are due within 45 days of delivery.  Upon special approval, we allow 90 days to receive payment.  Collections for past due accounts are handled internally. As of December 31, 2009 accounts receivable total was $1,882,535, this increase is due to new customers with large orders for machines. Average days outstanding for December 31, 2009 is 90 days due to larger orders. December 31, 2008 our average days outstanding were 45-60 due to smaller orders.

The Company periodically reviews the creditworthiness of its customers and provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts.  As of December 31, 2008, the Company considered all outstanding receivables fully collectible, therefore an allowance of $-0- has been provided for.

Inventory

Inventory is primarily valued using an average cost method and is stated at the lower of cost or market.

Property and Equipment

Property and equipment are stated at cost.  Depreciation and amortization are provided using the straight-line method over the estimated useful lives or the term of the lease of the related assets, whichever is shorter. Estimated useful lives generally range from 3 to 7 years.

Maintenance and repairs are charged to expense as incurred.  Renewals and improvements of a major nature are capitalized. At the time of the retirement or other disposition of property and equipment, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gains or losses are reflected in income.

Intangible Assets

Intangible assets are carried at cost and consist of patents, copyrights and certain vending route contracts. Amortization is provided on the straight-line basis over the estimated useful lives of the respective assets, ranging from five to seventeen years.

Goodwill

Goodwill is the excess of cost over the fair value of net assets of businesses acquired.  Goodwill is not amortized but is evaluated for impairment as described below.

Impairment of Long-Lived Assets

The Company accounts for its long-lived assets in accordance with ASC 360, "Property, Plant, and Equipment." ASC 360 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value or disposable value. The factors considered by management in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.  For the years ended December 31, 2009 and 2008, the Company did not deem any of its long-lived assets to be impaired and thus no impairment losses were recorded.

Revenue Recognition

Revenue is recognized when evidence of an arrangement exists; products are received by customers and title passes; fee is fixed and determinable; and, collectibility is reasonably assured.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  The components of the deferred tax assets and liabilities are classified as current and non-current based on their characteristics.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.  Prior to revising the 2009 and 2008 Financial Statements, a provision for income taxes was not recognized due to losses retained in both years.

Segment Reporting

Pursuant to Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, (SFAS 131), the Company is required to disclose certain disclosures of operating segments, as defined in SFAS 131. Management has determined that the Company has two (2) segments related to its Vending and Restaurant operations.

Earnings Per Share

Basic earnings per share is computed in accordance with FASB 128 by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

Basic earnings per share take into account only the actual number of outstanding common shares during the period.  Diluted earnings per share take into effect the common shares actually outstanding and the impact of convertible securities, stock options, stock warrants and their equivalents.

Reclassifications

Certain amounts in the 2008 financial statements have been reclassified for comparative purposes to conform to the current year presentation.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS 141(R)), which replaces SFAS No. 141, Business Combinations, requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This Statement also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values.

SFAS 141(R) makes various other amendments to authoritative literature intended to provide additional guidance or to confirm the guidance in that literature to that provided in this Statement. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 141 (R) to have a material impact on our financial statements.

In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160), which amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This statement also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income. Changes in a parent’s ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment. The Statement also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This Statement applies prospectively to all entities that prepare consolidated financial statements and applies prospectively for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect this to have a significant impact on its financial statements.

3.           INVENTORY

	December 31,
	2009	2008

Food products	$ 58,769	$ 76,985
Machine inventory	$215,059	$454,282
Parts inventory	$105,570	$ 42,463
Machine change	$ 16,063	$ 16,868

	$395,460	$590,598

Inventories consists of food products at $58,769, machine inventory at $215,059, parts inventory at $105,570 and machine change at $16,063 as of December 31, 2009.Inventories consists of food products at $76,985, machine inventory at $454,282 parts inventory at $42,463 and machine change at $16,868 as of December 31, 2008.

4.           FIXED ASSETS /PROPERTY AND EQUIPMENT

	12/31/09	12/31/08

Machines on location	$1,051,638	$1,051,638
Restaurant equipment	$ 500,000	$ 500,000
Building improvements	$ 194,051	$ 186,350
Vehicles	$ 454,191	$ 323,502
Furniture and equipment	$ 364,785	$ 151,725
Fabrication and design	$ 913,453	$ 648,777
Kiosk	$ 108,366	$ 108,366
Computer and software	$ 122,810	$ 112,540

	$3,709,294	$3,082,898

5.           OTHER ASSETS

	12/31/09	12/31/08
Goodwill	1,262,526	987,483

	1,262,526	987,483

Goodwill increased from December 31, 2008 to December 31, 2009 due to the purchase of Vend perfect Software.

6.           INTANGIBLE ASSETS
           December 31,
2009                            2008
Software programs and design	$2,389,216	$2,100,481
Copyright and patents	$7,312,307	$7,139,455
Route purchases	$1,645,000	$1,645,000

	$11,346,523	$10,884,936

These assets include patent prosecution services with various venders.  We acquired the rights to our pending Wireless Management of Remote Vending patent via payment of 3,000,000 restricted shares of the Company’s common stock valued at $1.00 per share and the rights to our pending MultiMedia System, Method for Controlling Vending Machines patent via payment of 1,000,000 restricted shares of the Company’s common stock valued at $1.00 per share. Our AVT developed proprietary software, product dispensing systems and multiple designed or developed products are currently in the state of “patent pending.”   Our developed products include inventory control software, progress monitors, service logs, purchase order, data base management, generators, touch screen vending, cashless payment systems, and digital signage.  Hardware assets include our 24 hour Vend Mart, Tech Store, Automated Express Market, Ivend and Vend Sensor System.

7.           BUSINESS COMBINATION

In April 2008, we purchased from SWI Trading, Inc., a related party, a restaurant known as AC Mexican Food, Inc. dba Jalapenos Mexican Food.  Pursuant to SAFS 141, the estimated fair value of the asset by the parties was $500,000 for the restaurant fixtures and $500,000 for excess business goodwill.  SWI Trading, Inc. had originally purchased the asset for cash and stock from the restaurant’s prior owners on or about February 15, 2008, for a total purchase price of $1,000,000.

The following table reflects the December 31, 2008, financial information of AC Mexican Food, Inc. and the acquisition as if it occurred on January 2008.

Restaurant Assets

Restaurant equipment	$ 500,000
Goodwilll	$ 500,000

$1,000,000

Restaurant Operations

December 31,	2008 ($)

Revenue	661,960
COG	187,803
General and Administrative	503,412

Net Income	(29,255)

Combined Entity Pro-Forma

December 31,	2008 ($)

Total revenues	2,956,645
Total operating costs and expenses	2,919,274
Income from operations	37,371
Total other income (expense)	(2,243)

Net Income	35,128

Pursuant to FASB 141, the primary purpose of the purchase was to provide an alternative revenue stream for the Company and to provide the Company with the ability to provide Mexican fresh foods in our route vending machines.

In accordance with Rule 8-04 of Regulation S-X, the $1,000,000 AC Mexican Food, Inc. transaction was valued at less than 20% of our total assets of $14,957,664 for the year ended December 31, 2008.  Accordingly, we determined that audited financial statements of AC Mexican Food, Inc. were not required.

The purchase price was paid with the issuance of 1,000,000 restricted shares of our Series A Convertible Preferred stock.  As there is no public market for the Company’s Preferred stock., the estimated fair value of the Series A Convertible Preferred stock was valued at $1.00 per share.

8.           LIABILITIES

Other Current Liabilities

Our other current liabilities consist of payroll liabilities of $9,775, current shareholder notes of $44,955, loans payable to Worth, Inc. in the amount of $267,387, equipment leases totaling $4,513 and automobile leases totaling $4,023.

Long Term Liabilities

Lease Account	2008	2009	2010	2011	2012
Falcon 241414	$ 56,105.18	$ 41,187.62	$ 25,708.65	$ 9,647.16 -	$
Falcon 21430	$ 56,105.18	$ 41,187.62	$ 25,708.65	$ 9,647.16 -	$
Falcon 598		$ 41,245.83	$ 21,127.13 -	$ -	$ -
De Lage 77509		$ 34,129.92	$ 30,419.03	$ 18,814.08	$ 3,498.24 -
Firestone Financial	$ 55,719.70	$ 36,690.69	$ 17,006.20	$ .	$ -
Firestone 528916	$	$ 57,022.24	$ 33,192.81	$ 8,454.27	$
Crane	$ 13,073.41
Key Finance	$ 22,564.65
Key Equipment	$ 10,746.51
Jalapeno Leases	$ 17,236.83
Notes	$734,029.66	$1,476,995.67
Total Liabilities	$965,581.12	$1,728,459.59	$153,162.47	$46,562.67	$3,498.24

Name	Purchase	Maturity	Loan Amount	Interest	Interest 08	Interest 09	Payments	Payment	08 Balance	09 Balance
GMAC Auto 30475	05/25/04	05/24/09	$30,016.83	0.00%	$176.53	$19.39	61	$538.03	$4,240.04	$0.00
GMAC Auto 48900	06/18/04	06/17/09	$30,986.58	0.00%	$197.88	$28.02	61	$555.41	$6,671.90	$0.00
Key Finance Equipment	04/01/05	03/01/10	$90,258.60	0.00%	$0.00	$0.00	60	$1,504.31	$22,564.65	$4,512.93
Yale Equipment	08/01/06	07/01/09	$15,851.52	0.00%	$0.60	$0.10	36	$440.39	$4,404.30	$0.00
Crane Equipment 116438	04/21/07	12/21/09	$39,271.43	11.25%	$2,635.68	$972.83	33	$1,389.14	$13,073.41	$0.00
De Lage Equipment 18325	01/08/08	06/08/09	$6,661.56	3.00%	$139.57	$19.76	18	$378.94	$2,239.20	$0.00
Falcon Equipment 241414	08/15/08	07/15/12	$62,160.00	3.70%	$921.08	$1,824.60	48	$1,395.18	$56,105.18	$41,187.62
Falcon Equipment 21430	08/30/08	07/30/12	$62,160.00	3.70%	$921.08	$1,824.60	48	$1,395.18	$56,105.18	$41,187.62
Firestone Equipment 528177	11/08/08	10/08/11	$58,816.87	3.75%	$362.77	$1,765.20	36	$1,729.97	$55,719.70	$36,690.69
Key Auto Finance	12/10/08	11/10/13	$34,480.80	0.00%	$0.00	$0.00	60	$574.68	$10,746.41	$4,022.74
Firestone Equipment 528916	01/01/09	12/01/11	$72,420.00	3.75%	$0.00	$1,642.88	36	$2,130.08	$0.00	$57,022.24
Falcon Equipment 598	01/29/09	12/29/11	$60,404.40	4.90%	$0.00	$2,533.35	36	$1,807.66	$0.00	$41,245.83
De Lage Equipment 77509	05/09/09	04/09/12	$41,831.90	3.00%	$0.00	$758.41	36	$1,216.53	$0.00	$34,129.92
TOTALS			$605,320.49		$5,355.19	$11,389.14

Long term liabilities include investor notes in the amount of $1,476,996.  We have long term equipment leases totaling $251,464.  Interest expenses are paid  to our vendors on the amounts calculated on their billing statements.

 We have issued several long term debt and notes payable.  The company's convertible promissory notes are offered with 1 to 36 month maturity dates and pay interest quarterly at an annual rate of 10%.  At the option of the holder, interest can be paid in cash or restricted shares of our common stock.  The conversion feature of our convertible promissory notes conversion allows the holder to convert the outstanding principal and interest into shares of our common stock at a discounted price based upon the 10 day average closing price.

The basis for accounting for common stock issued upon conversion of our convertible promissory notes is determined by the total outstanding principal and interest converted.

9.           FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements

On January 1, 2008, the Company adopted SFAS No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 relates to financial assets and financial liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, Effective Date of FASB Statement No. 157, which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year-end entities.

SFAS 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (GAAP), and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively with limited exceptions.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard is now the single source in GAAP for the definition of fair value, except for the fair value of leased property as defined in SFAS 13. SFAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions, about market participant assumptions, that are developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS 157 are described below:

• Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

• Level 3 - Inputs that are both significant to the fair value measurement and unobservable. These inputs rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

Fair Value Option

On January 1, 2008, the Company adopted SFAS No. 159 (SFAS 159), The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The adoption of SFAS 159 did not have a material impact on the Company’s financial statements as the Company did not elect the fair value option for any of its financial assets or liabilities.

10.           COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

During the normal course of business, the Company may make certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities may include certain agreements with the Company’s officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship, agreements with financial institutions in connections with certain of the Company’s notes payable, and agreements with leasing of office space for certain actions arising during the Company tenancy.  The duration of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make.

Historically, the Company has not been obligated to make payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying balance sheet.

Leases

The Company has various operating lease commitments in connection with its office space and certain equipment.

Legal

The Company may be involved from time to time in claims, lawsuits, and disputes with third parties, actions involving allegations or discrimination or breach of contract actions incidental in the normal operations of the business. The Company is currently not involved in any such litigation or disputes which management believes could have a material adverse effect on its financial position or results of operations.

11.           STOCKHOLDERS’ EQUITY

The Company has the following classes of capital stock as of December 31, 2009.

Common stock, $.001 par value:  100,000,000 shares authorized: 27,354,261 shares issued and outstanding.

Preferred Stock, $.001 par value: 3,000,000 shares authorized as Series A Convertible Preferred.  2,033,333 shares of Series A Convertible Preferred stock issued and outstanding.

Common Stock

On or about January, 2008, a majority of the Company’s shareholders approved the resolution of the Company’s board of directors to amend the Company’s articles of incorporation to reverse split the Company’s common stock on a 1 for 3 basis.  All fractional shares were rounded up.  Shares issued prior to January, 2008, have been retroactively restated to reflect the impact of the stock split.

As at December 31, 2007, the Company had 13,441,310 shares of its common stock issued and outstanding.

As at December 31, 2008, the Company had 21,149,620 shares of its common stock issued and outstanding.

As at December 31, 2009, the Company had 27,354,261 shares of its common stock issued and outstanding.

As at March 31, 2010, the Company had 30,531,716 shares of its common stock issued and outstanding.

Preferred Stock

For the year ended December 31, 2007, we issued 1,200,000 shares of our Series C Convertible Preferred Stock in exchange for cancellation of debt and our obligation to issue shares of our common stock.  The Series C Convertible Stock was valued at $.001 par value.

For the quarter ended March 31, 2008, the Company’s Board of Directors cancelled all issued and outstanding shares of its Series C Convertible Preferred stock and designated 3,000,000 preferred shares as Series A Convertible Preferred Stock, $.001 par value, of which 2,033,333 shares are issued and outstanding as at March 31, 2009.

For the quarter ended June 30, 2008, 166,667 shares of our issued and outstanding Series A Convertible Preferred stock were converted into 1,000,000 shares of our common stock.

For the quarter ended June 30, 2008, we issued SWI Trading, Inc. a total of 1,000,000 shares of our Series A Convertible Preferred stock as payment for the purchase of certain assets and liabilities of AC Mexican Food, Inc., a California corporation.  The Series A Convertible Stock was valued at $.001 par value.

There are no previsions or circumstances that will require the company to record our Preferred Stock outside permanent equity.

The Series A Convertible Preferred Stock has the following rights and preferences:

Conversion Rights

Each share of the Series A Preferred Stock may be convertible, at the option of the holder thereof and subject to notice requirements described herein, at any time, into six (6) shares of our common stock.

Dividend Rights

Holders of our Series A Convertible Preferred Stock will be entitled to receive dividends on the stock out of assets legally available for distribution when, as and if authorized and declared by our Board of Directors.

Liquidation Preference

The holders of Series A Convertible Preferred Stock are entitled to receive, prior to the holders of the other series of the Company’s Preferred Stock and prior and in preference to any distribution of our assets or surplus funds to the holders of any other shares of stock of the Company by reason of their ownership of such stock, an amount equal to $0.37 per share with respect to each share of Series A Convertible Preferred Stock, plus all declared but unpaid dividends with respect to such share.

Voting Rights

Except as otherwise required by law, the holders of the Company’s Series A Convertible Preferred Stock vote; (i) as a single class and shall have such number of votes as is determined by multiplying (a) the number of shares of Series A Convertible Preferred Stock held by such holder, (b) the number of issued and outstanding shares of our Series A Convertible Preferred Stock and Common Stock as of the record date for the vote, or, if no such record date is established, as of the date such vote is taken or any written consent of stockholders is solicited, and (c) 0.00000025; and (ii) the holders of our Common Stock shall have one vote per share of Common Stock held as of such date.

AVT, INC.

Page

Balance Sheets	F-2

Statements of Income	F-3

Statements of Changes in Stockholders' Equity	F-4

Statements of Cash Flows	F-5

Notes to Financial Statements	F-6

F-1

AVT, INC.
BALANCE SHEETS

	September 30, 2010	December 31, 2009
ASSETS
Current Assets:
Cash	$262,025	$1,078,252
Accounts receivable, net	176,809	176,549
Finance receivable, net	2,785,661	1,705,986
Inventory	1,536,321	395,461
Other current assets		0
Total current assets	4,760,816	3,356,248

Property and equipment
Vending equipment and systems	2,314,863	2,073,457
Vehicles	508,821	454,191
Machinery and equipment	506,800	500,000
Office equipment and furniture	410,122	487,595
Building and leasehold improvements	236,125	194,051
Less: accumulated depreciation	(2,674,985)	(1,074,604)
Property and equipment, net	1,301,746	2,634,690

Intangible assets, net	12,801,089	11,346,523
Goodwill	1,262,526	1,262,526
Total assets	$20,126,177	$18,599,987

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	3,383	114,402
Other current liabilities	917,652	330,653
Total current liabilities	$921,035	$445,055

Long-term liabilities:
Long-term debt	196,658	251,464
Notes payable	521,046	1,476,996
Total long-term liabilities	717,704	1,728,460
Total Liabilities	1,638,739	2,173,515

Stockholders' equity
Preferred stock	2,033	2,200
Common stock, 100,000,000 shares authorized, $.001 par value,
$35,700,459 shares issued and outstanding	25,178	23,190
Additional paid in capital	24,950,130	22,940,553
Accumulated deficit	(6,489,903)	(6,539,471)
Total stockholders' equity	18,487,438	16,426,472
Total liabilities and stockholders' equity	$20,126,177	$18,599,987

F-2
(See Notes to Financial Statements)

AVT, INC.
STATEMENT OF INCOME

	3 months ended	9 months ended	3 months ended	9 months ended
	September 30, 2010	Setember 30, 2010	September 30, 2009	September 30, 2009
Revenues:
Vending machine products and participation	$323,334	$856,561	$310,050	$871,064
Vending machine manufacturing and fabrication	923,092	2,771,370	372,139	930,047
Non-vending	186,362	550,911	214,372	642,358
Total revenues	1,432,788	4,178,842	896,561	2,443,469

Operating costs and expenses:
Cost of vending machine products	132,513	385,838	131,839	438,310
Cost of vending manufacturing	362,510	979,179	86,526	239,133
Cost of non-vending revenues	64,808	193,844	73,464	172,426
General and administrative	662,401	2,133,624	543,821	1,470,275
Depreciation Expense	155,280	212,472	0	368,500
Total operating costs and expenses	1,377,512	3,904,957	835,650	2,688,644

Income from operations	55,276	273,885	60,911	(245,175)

Other income (expense)
Interest expense	51,823	190,549	894	2,530
Provision for Income Taxes	0	33,768	0	0
Total other income (expense)

Net Income	$3,453	$49,568	$60,017	$(247,705)
Net income per share - basic	$0.02	$0.02	$0.01	$0.01
Net income per share - diluted	$0.02	$0.02	$0.01	$0.01
Average shares outstanding	35,700,459	35,700,459	22,846,170	22,846,170
Weighted average shares outstanding	50,713,365	50,713,365	37,701,995	37,701,995

F-3
(See Notes to Financial Statements)

AVT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

								Total
		Preferred Stock		Common Stock		Additional	Accumulated	Stockholders'
		Shares	Amount	Shares	Amount	Paid In Capital	Deficit	Equity

Balance at December 31, 2007	*	1,200,000	1,200	13,441,310	18,416	18,016,080	(6,692,267)	11,343,429

Issuance of common stock				7,083,163	1,421	2,430,834		2,432,255

Issuance of preferred stock		1,000,000	1,000					1,000

Issuance of common stock for conversion of preferred		(166,667)			167			167

Issuance of common stock for conversion of notes payable				625,147	625			625
for 1 thru 4

Net Income (Loss) for the year ended December 31,2008				—	—		35,728	35,728

Balance at December 31, 2008		2,033,333	2,200	21,149,620	20,629	20,446,914	(6,656,539)	13,813,204

Issuance of common stock				5,255,456	1,597	2,493,639		2,495,236

Issuance of common stock for conversion of notes payable				949,185	964			964

Net Income (Loss) for the year ended December 31,2008							117,068	117,068

Balance at December 31, 2009		2,033,333	2,200	27,354,261	23,190	22,940,553	(6,539,471)	16,426,472

Issuance of common stock				3,126,747	386	426,358		426,744

Issuance of common stock for conversion of notes payable				50,708	50			50

Net Income (Loss) for the quarter ended March 31,2010							21,445	21,445

Balance at March 31, 2010		2,033,333	2,200	30,531,716	23,626	23,366,911	(6,518,026)	16,874,711

Issuance of common stock				2,246,732	217	774,029		774,246

Issuance of common stock for conversion of notes payable			-167	886,435	725			558

Net Income (Loss) for the quarter ended June 30,2010							24,669	24,669

Balance at June 30, 2010		2,033,333	2,033	33,664,883	24,568	24,140,940	(6,493,357)	17,674,184

Issuance of common stock				766,951	-493	809,190		808,697

Issuance of common stock for conversion of notes payable				1,268,625	1,103			1,103

Net Income (Loss) for the quarter ended September 30,2010							3,454	3,454

Balance at September 30, 2010		2,033,333	2,033	35,700,459	25,178	24,950,130	(6,489,903)	18,487,438

F-4
(See Notes to Financial Statements)

AVT, INC.
STATEMENTS OF CASH FLOWS

		September 30, 2010		September 30, 2009
Cash flows from operating activities:
Net income		$3,453		$60,017

Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation/ Amortization		1,484,444		1,168
Changes in operating assets and liabilities:
Accounts receivable		(151,252)		(177,990)
Inventory		(575,636)		(72,784)
Accounts payable and accrued expenses		154,327		(44,651)
Net cash provided by (used in) operating activities		915,336		(234,240)

Cash flows from investing activities
Purchases of property and equipment		(14,387)		(84,245)
Other Assets		0		0
Intangible Assets		(1,214,762)		(120,749)
Net cash provided by (used in) investing activities		(1,229,149)		(204,994)

Cash flows from financing activities
Proceeds from (payments on) notes payable, net		(459,800)		87,185
Equipment Leases		(33,875)		(25,955)
Proceeds from the issuance of common stock		809,800		416,995
Net cash provided by (used in) financing activities		316,125		478,225

Net increase (decrease) in cash		2,313		38,991

Cash, beginning of year		259,712		76,052
Cash, end of year		$262,025		$115,043

Supplimental disclosure of cash flow information:
Cash paid during the period for:
Interest		$51,823		$895
Income taxes	$		$

F-5
(See Notes to Financial Statements)

AVT, INC.
NOTES TO FINANCIAL STATEMENTS
(9/30/10)

1. ORGANIZATION AND NATURE OF OPERATIONS

The Company was originally organized under the laws of the State of Delaware on February 26, 1969, as Infodex, Inc. At that time, the Company was engaged in the development, manufacturing and selling of various electronic devices, especially in the preparation various types of oscilloscopes known as “CRT” display modules.  In March 2005, the Company was renamed to Midwest Venture Group, Inc. and In September 2005, the Company again changed its name to Automated Vending Technologies, Inc. to better reflect the Company’s primary operations as a vending machine manufacturer and vending route operator.  In January, 2008, the Company changed its state of domicile to Nevada, changed its name to AVT, Inc. and completed a 1 for 3 reverse split of its common stock.  In April 2008, the Company acquired 100% of the outstanding common stock of AC Mexican Food, Inc. dba Jalapeno’s Mexican food restaurant and as further described in Note 6.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s policy is to use the accrual method of accounting to prepare and present financial statements, which conform to generally accepted accounting principles in the United States (GAAP). The company has a December 31st year end.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased, to be cash equivalents.

Concentration of Credit Risk

The Organization places its cash deposit with high-credit quality, Federal Deposit Insurance Corporation (FDIC) insured financial institutions. Financial instruments that potentially subject the Organization to concentrations of credit risk consist primarily of cash deposits in excess of FDIC’s insurance limit of $250,000.    Management believes the financials risk associated the cash deposits in excess of this limit is minimal and has not experienced any losses to date.

Accounts Receivable

Accounts receivable are reported at their outstanding unpaid principle balances. The Company estimates doubtful accounts for accounts receivable and finance receivables based on historical bad debts, factors related to specific customers’ ability to pay and current economic trends.  The Company writes off accounts receivable against the allowance when management determines the balance is uncollectible and the Company ceases collection efforts.

Finance Receivables

The Company offers extended payment terms to certain customers for equipment sales. The Company provides an allowance for credit losses as discussed above.  Finance receivables are carried at their contractual amount and charged off against the allowance for credit losses when management determines that recovery is unlikely and the Company ceases collection efforts.

Revenue Recognition

The Company records revenue when it is realized, or realizable, and earned.  The company considers these requirements met when persuasive evidence of an arrangement exists, the products or services have been provided to the customer, the sales price is fixed or determinable and collect ability is reasonably assured. The company offers extended payment terms to certain customers for equipment sales.  Income is subsequently recognized only to the extent cash payments are received and the principle balance is expected to be recovered.

Inventory

Inventory is primarily valued using an average cost method and is stated at the lower of cost or market.

Property and Equipment

Property and equipment are stated at cost.  Depreciation and amortization are provided using the straight-line method over the estimated useful lives or the term of the lease of the related assets, whichever is shorter. Estimated useful lives generally range from 3 to 7 years.

Maintenance and repairs are charged to expense as incurred.  Renewals and improvements of a major nature are capitalized. At the time of the retirement or other disposition of property and equipment, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gains or losses are reflected in income.

Intangible Assets

Intangible assets are carried at cost and consist of patents, copyrights and certain vending route contracts. Amortization is provided on the straight-line basis over the estimated useful lives of the respective assets, ranging from five to seventeen years.

Goodwill

Goodwill is the excess of cost over the fair value of net assets of businesses acquired.  Goodwill is not amortized but is evaluated for impairment as described below.

Impairment of Long-Lived Assets

The Company accounts for its long-lived assets in accordance with ASC 360, "Property, Plant, and Equipment."
ASC 360 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value or disposable value. The factors considered by management in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.  For the quarters ended June 30, 2010 and 2009, the Company did not deem any of its long-lived assets to be impaired and thus no impairment losses were recorded.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  The components of the deferred tax assets and liabilities are classified as current and non-current based on their characteristics.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Segment Reporting

Pursuant to Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, (SFAS 131), the Company is required to disclose certain disclosures of operating segments, as defined in SFAS 131. Management has determined that the Company has two (2) segments related to its Vending and Restaurant operations.

Earnings Per Share

Basic earnings per share is computed in accordance with FASB 128 by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

Basic earnings per share take into account only the actual number of outstanding common shares during the period.  Diluted earnings per share take into effect the common shares actually outstanding and the impact of convertible securities, stock options, stock warrants and their equivalents.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS 141(R)), which replaces SFAS No. 141, Business Combinations, requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This Statement also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values.

SFAS 141(R) makes various other amendments to authoritative literature intended to provide additional guidance or to confirm the guidance in that literature to that provided in this Statement.
This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 141 (R) to have a material impact on our financial statements.

In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160), which amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This statement also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income. Changes in a parent’s ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment. The Statement also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.
This Statement applies prospectively to all entities that prepare consolidated financial statements and applies prospectively for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect this to have a significant impact on its financial statements.

3.           INVENTORY

	September 30, 2010	December 31, 2009

Food products	$ 76,611	$ 58,769
Machine inventory	$803,487	$215,059
Parts inventory	$640,159	$105,570
Machine change	$ 16,063	$ 16,063

	$1,536,321	$395,461

Inventories consists of food products at $76,611, machine inventory at $803,487, parts inventory at $640,159 and machine change at $16,063 as of September 30, 2010.  Inventories consists of food products at $58,769, machine inventory at $215,059 parts inventory at $105,570 and machine change at $16,063 as of December 31, 2009.

4.           PROPERTY AND EQUIPMENT

Machines on location	$ 834,651
Restaurant equipment	$ 506,800
Building improvements	$ 236,125
Vehicles	$ 508,821
Furniture and equipment	$ 372,277
Manufacturing Machinery	$1,371,846
Kiosk	$ 108,366
Computer and software	$ 37,845

$3,976,731

Fixed assets include machines on location $834,651, restaurant equipment $506,800, building improvements $236,125,  vehicles $508,821  furniture and equipment $372,277, manufacturing machinery $1,371,846, Kiosk $108,366, computer and software $37,845 as of September 30, 2010.

5.           INTANGIBLE ASSETS

Application Software & Systems Architecture	12,801,088

$12,801,088

 Our intangible assets include the development of system design, proprietary technologies, application software, and customize systems in order to maintain the high degree of market position.  AVT developed proprietary software, requires a methodical approach to the design and continuous evolution, enhancement and system architecture.  Our application software programs, protocols, patents, and intellectual property that pertains to the design and system architecture that are all or in part of AVT’s group of key intangible assets.  We acquired the rights to our pending Wireless Management of Remote Vending patent via payment of 3,000,000 restricted shares of the Company’s common stock valued at $1.00 per share and the rights to our pending MultiMedia System, Method for Controlling Vending Machines patent via payment of 1,000,000 restricted shares of the Company’s common stock valued at $1.00 per share.  As a technology based company only costs that are strictly associated to the development software process are capitalized, all other costs are expensed as incurred.

6.           BUSINESS COMBINATION

In April 2008, we purchased 100% of the assets and liabilities of AC Mexican Food, Inc. dba Jalapenos Mexican Food, for a purchase price of 1,000,000 restricted shares of our Series A Convertible Preferred stock.  The asset was valued at $1,000,000 pursuant to the value of fixtures in the restaurant.  The Series A Convertible Preferred stock was arbitrarily valued at $1.00 per share as there is no public market for the Company’s Preferred stock.
Pursuant to FASB 141, the primary purpose of the purchase was to provide an alternative stream for the Company and to provide the Company with the ability to provide Mexican fresh foods in the Company’s vending machines.

7.           LIABILITIES

Other Current Liabilities

Our other current liabilities consist of payroll liabilities of $41,156, current shareholder notes of $251,622, loans payable to Worth, Inc. in the amount of $624,874.

Long Term Liabilities

Lease Account	2010	2011	2012	2013	2014
Falcon 241414	$ 29,630.54	$ 24,443.30	$ 7,698.98	$ -	$ -
Falcon 21430	$ 29,630.54	$ 25,838.66	$ 9,094.34	$ -	$ -
Falcon 598	$ 26,246.98	$ 19,550.55	$ -	$ -	$ -
De Lage 77509	$ 22,037.65	$ 18,814.08	$ 3,498.24	$ -	$ -
Firestone Financial	$ 21,892.26	$ 15,931.77	$ -	$ -	$ -
Firestone 528916	$ 36,234.79	$ 31,462.24	$ 5,902.24	$ -	$ -
America Leasing	$ 30,985.56	$ 26,533.61	$ 10,233.16	$	$
	$ 196,658.23	$ 162,574.21	$ 36,426.96	$ -	$ -

Long term liabilities include investor notes in the amount of $521,046.  We have long term equipment leases totaling $196,658.

 The company's convertible promissory notes are offered with 1 to 36 month maturity dates at 10% paid quarterly in cash or stock and offer conversion features to convert the outstanding principal and interest into shares of our common stock.

8.           FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements

On January 1, 2008, the Company adopted SFAS No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 relates to financial assets and financial liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, Effective Date of FASB Statement No. 157, which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year-end entities.

SFAS 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (GAAP), and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively with limited exceptions.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard is now the single source in GAAP for the definition of fair value, except for the fair value of leased property as defined in SFAS 13. SFAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions, about market participant assumptions, that are developed based on the best information available in the circumstances (unobservable inputs).

The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS 157 are described below:

• Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

• Level 3 - Inputs that are both significant to the fair value measurement and unobservable. These inputs rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

Fair Value Option

On January 1, 2008, the Company adopted SFAS No. 159 (SFAS 159), The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The adoption of SFAS 159 did not have a material impact on the Company’s financial statements as the Company did not elect the fair value option for any of its financial assets or liabilities.

9.           COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

During the normal course of business, the Company may make certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities may include certain agreements with the Company’s officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship, agreements with financial institutions in connections with certain of the Company’s notes payable, and agreements with leasing of office space for certain actions arising during the Company tenancy.  The duration of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make.

Historically, the Company has not been obligated to make payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying balance sheet.

Leases

The Company has various operating lease commitments in connection with its office space and certain equipment.

Legal

The Company may be involved from time to time in claims, lawsuits, and disputes with third parties, actions involving allegations or discrimination or breach of contract actions incidental in the normal operations of the business. The Company is currently not involved in any such litigation or disputes which management believes could have a material adverse effect on its financial position or results of operations.

11.           STOCKHOLDERS’ EQUITY

The Company has the following classes of capital stock as of September 30, 2010.

Common stock, $.001 par value:  100,000,000 shares authorized: 35,700,459 shares issued and outstanding.

Preferred Stock, $.001 par value: 3,000,000 shares authorized as Series A Convertible Preferred.  2,033,333 shares of Series A Convertible Preferred stock issued and outstanding.

Common Stock

On or about January, 2008, a majority of the Company’s shareholders approved the resolution of the Company’s board of directors to amend the Company’s articles of incorporation to reverse split the Company’s common stock on a 1 for 3 basis.  All fractional shares were rounded up.  Shares issued prior to January, 2008, have been retroactively restated to reflect the impact of the stock split.

As at December 31, 2008, the Company had 21,149,620 shares of its common stock issued and outstanding.

As at December 31, 2009, the Company had 27,354,261 shares of its common stock issued and outstanding.

As at March 31, 2010, the Company had 30,531,716 shares of its common stock issued and outstanding.

As at June 30, 2010, the Company had 33,664,883 shares of its common stock issued and outstanding.

As at September 30, 2010 the Company had 35,700,459 shares of its common stock issued and outstanding.

Preferred Stock

For the year ended December 31, 2007, we issued 1,200,000 shares of our Series C Convertible Preferred Stock in exchange for cancellation of debt and our obligation to issue shares of our common stock.  The Series C Convertible Stock was valued at $.001 par value.

For the quarter ended March 31, 2008, the Company’s Board of Directors cancelled all issued and outstanding shares of its Series C Convertible Preferred stock and designated 3,000,000 preferred shares as Series A Convertible Preferred Stock, $.001 par value, of which 2,033,333 shares are issued and outstanding as at March 31, 2009.

For the quarter ended June 30, 2008, 166,667 shares of our issued and outstanding Series A Convertible Preferred stock were converted into 1,000,000 shares of our common stock.

For the quarter ended June 30, 2008, we issued SWI Trading, Inc. a total of 1,000,000 shares of our Series A Convertible Preferred stock as payment for the purchase of certain assets and liabilities of AC Mexican Food, Inc., a California corporation.  The Series A Convertible Stock was valued at $.001 par value.

There are no previsions or circumstances that will require the company to record our Preferred Stock outside permanent equity.

The Series A Convertible Preferred Stock has the following rights and preferences:

Conversion Rights

Each share of the Series A Preferred Stock may be convertible, at the option of the holder thereof and subject to notice requirements described herein, at any time, into six (6) shares of our common stock.

Dividend Rights

Holders of our Series A Convertible Preferred Stock will be entitled to receive dividends on the stock out of assets legally available for distribution when, as and if authorized and declared by our Board of Directors.

Liquidation Preference

The holders of Series A Convertible Preferred Stock are entitled to receive, prior to the holders of the other series of the Company’s Preferred Stock and prior and in preference to any distribution of our assets or surplus funds to the holders of any other shares of stock of the Company by reason of their ownership of such stock, an amount equal to $0.37 per share with respect to each share of Series A Convertible Preferred Stock, plus all declared but unpaid dividends with respect to such share.

Voting Rights

Except as otherwise required by law, the holders of the Company’s Series A Convertible Preferred Stock vote; (i) as a single class and shall have such number of votes as is determined by multiplying (a) the number of shares of Series A Convertible Preferred Stock held by such holder, (b) the number of issued and outstanding shares of our Series A Convertible Preferred Stock and Common Stock as of the record date for the vote, or, if no such record date is established, as of the date such vote is taken or any written consent of stockholders is solicited, and (c) 0.00000025; and (ii) the holders of our Common Stock shall have one vote per share of Common Stock held as of such date.